FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Impac Secured Assets Corp.	0001018905
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, December 30, 2004 Series 2004-4	333-117991

Name of Person Filing the Document
(If Other than the Registrant)


PROCESSING
SEC MAIL
RECEIVED
JAN 0 3 2005
SECTION
185
WASH., D.C.


05000006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IMPAC SECURED ASSETS CORP.



By: ______________________________
Name: Richard J. Johnson
Title: Chief Financial Officer

Dated: December 30, 2004

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Part I of II

New Issue Computational Materials

$995,031,000 ***(Approximate)***

Mortgage Pass-Through Certificates, Series 2004-4


IMPAC

Impac Mortgage Holdings, Inc.
Seller

IMH Secured Assets Corp.
Depositor

Impac Funding Corporation
Master Servicer

December 8, 2004 (Revised on December 9, 2004)

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Any information herein regarding the collateral or the securities supersedes any prior information regarding the collateral or the securities and will be superseded by information regarding the collateral and/or the securities contained in the Offering Documents and any subsequent information regarding the collateral or the securities. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current and any subsequent information regarding the collateral or the securities. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals employed thereby may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

$995,031,000 (Approximate)

Description of the Offered Certificates (1), (3), (5), (6)

Class	Original Principal Balance (4)	Coupon	Tranche Type	WAL to call (years) (6)	Principal First/Last (mos.)(6)	Last Scheduled Payment Date	Expected Ratings (S&P/Mdy's)
1-A-1	$243,885,000	(2)(4)	Senior Sequential	**1.00**	1-25	[6/25/27]	AAA/Aaa
1-A-2	$103,973,000	(2)(4)	Senior Sequential	**3.00**	25-51	[12/25/31]	AAA/Aaa
1-A-3	$89,172,000	(2)(4)	Senior Sequential	**5.81**	51-77	[4/25/35]	AAA/Aaa
2-A-1	$386,399,000	(2)(4)	Super Senior	**2.45**	1-77	[4/25/35]	AAA/Aaa
2-A-2	$96,600,000	(2)(4)	Support Senior	**2.45**	1-77	[4/25/35]	AAA/Aaa
M-1	$15,000,000	(2)(4)	Mezzanine	**4.52**	39-77	[4/25/35]	AA+/Aa1
M-2	$12,500,000	(2)(4)	Mezzanine	**4.51**	38-77	[4/25/35]	AA+/Aa2
M-3	$10,000,000	(2)(4)	Mezzanine	**4.48**	38-77	[4/25/35]	AA/Aa3
M-4	$10,000,000	(2)(4)	Mezzanine	**4.48**	38-77	[4/25/35]	AA-/A1
M-5	$15,001,000	(2)(4)	Mezzanine	**4.41**	37-77	[4/25/35]	A/A3
B	$12,501,000	(2)(4)	Mezzanine	**3.71**	37-65	[4/25/35]	[BBB]/Baa2

Notes:

(1) The Class 1-A-1, Class 1-A-2, Class 1-A-3 Certificates (collectively, the "**Class 1-A Certificates**") are backed primarily by the cashflows from the Group 1 Mortgage Loans; and the Class 2-A-1 and 2-A-2 Certificates (collectively, the "**Class 2-A Certificates**") are backed primarily by the cashflows from the Group 2 Mortgage Loans. The Class 1-A and Class 2-A Certificates are referred to herein as the "**Senior Certificates**". Under certain conditions referred to under "Priority of Distributions," cashflows from one loan group may be used to make certain payments to the Senior Certificates related to the other loan group. The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class B Certificates (collectively, the "**Mezzanine Certificates**") are backed by the cashflows from all of the Mortgage Loans.

(2) The Pass-Through Rate on the Offered Certificates will be subject to a cap equal to the lesser of (i) 11.25% per annum and (ii) the Net WAC Rate (as described below).

(3) The principal balance of each Class of Certificates is subject to a 5% variance.

(4) The margin on the Senior Certificates doubles and the margin on the Mezzanine Certificates is equal to 1.5x the related original margin after the Clean-up Call date.

(5) The Pricing Speed will be 30% CPR.

(6) Rating Agency Contacts: Becky Cao, Standard & Poor's, 212.438.2595; Ido Gonen, Moody's Investor Service, Inc., 212.553.0323.

Trust: Mortgage Pass-Through Certificates, Series 2004-4.

Depositor: Impac Secured Assets Corp.

Seller: Impac Funding Corporation.

Master Servicer: Impac Funding Corporation.

Sub-Servicer: On or before February 1, 2005, GMAC Mortgage Corporation will act as sub-servicer with respect to substantially all of the Mortgage Loans deposited into the Trust on the Closing Date.

Underwriter: Bear, Stearns & Co. Inc.

Trustee: Deutsche Bank National Trust Company.

Securities Administrator: Wells Fargo Bank, N.A.

Offered Certificates:	The (i) Class 1-A-1, Class 1-A-2 and Class 1-A-3 Certificates (collectively, the "***Class 1-A Certificates***"), (ii) Class 2-A-1 and Class 2-A-2 Certificates (collectively, the "***Class 2-A Certificates***" together with the Class 1-A Certificates, the "***Senior Certificates***"), and (iv) the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class B Certificates (collectively, the "***Mezzanine Certificates***") are collectively referred to herein as the "***Offered Certificates.***"
Non-Offered Certificates:	The "***Non-Offered Certificates***" consist of the Class C, Class P and Class R Certificates. The Offered Certificates and Non-Offered Certificates are collectively referred to herein as the "***Certificates.***"
Federal Tax Status:	It is anticipated that the Offered Certificates will represent ownership of REMIC regular interests and the right to receive Net WAC Rate Shortfalls for tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg and the Euroclear System.
Sample Pool Calculation Date:	December 1, 2004.
Cut-off Date:	January 1, 2005. (The trust will be entitled to all payments due on or after January 2, 2005.)
Cut-off Date Balance:	The aggregate scheduled unpaid principal balance of the Mortgage Loans as of the Cut-off Date.
Expected Pricing Date:	December [10], 2004.
Closing Date:	December 31, 2004.
Distribution Date:	The 25th day of each month (or, if not a business day, the next succeeding business day), commencing in February 2005.
Accrued Interest:	The price to be paid by investors for the Offered Certificates will not include accrued interest (i.e., settling flat).
Interest Accrual Period:	The "***Interest Accrual Period***" for each Distribution Date with respect to the Offered Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 day basis). **The interest accrual period on the first Distribution Date is expected to be 56 days.**
ERISA Eligibility:	Subject to certain conditions, the Offered Certificates are expected to be eligible for purchase by certain employee benefit and other plans subject to ERISA and to Section 4975 of the Internal Revenue Code of 1986, as amended.
SMMEA Eligibility:	The Senior Certificates and Class M-1, Class M-2, Class M-3 and Class M-4 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA. The Class M-5 and Class B Certificates will not be SMMEA eligible.

Optional Termination:	The terms of the transaction allow for a clean-up call by the holder of the Class C Certificates (the "***Clean-up Call***") which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the sum of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date Balance. To the extent the Clean-up Call is not exercised by the holder of the Class C Certificates, GMAC Mortgage Corporation will have the right to call the deal once the aggregate principal balance of the Mortgage Loans is less than or equal to 5% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date Balance.
Pricing Prepayment Speed:	The Offered Certificates will be priced based on an assumed collateral prepayment speed of 30% CPR.
Mortgage Loans:	The Trust will include mortgage loans (the "***Mortgage Loans***") having an aggregate principal balance as of the Sample Pool Calculation Date (the "***Sample Pool Calculation Date Balance***") of approximately $1,000,031,484 all of which are adjustable rate mortgage loans secured by first liens on the related mortgaged properties. The Mortgage Loans have the characteristics as of the Sample Pool Calculation Date described in the collateral tables included in these Computational Materials. The Group 2 Mortgage Loans will conform to FHLMC guidelines. The collateral tables included in these Computational Materials as Appendix A represent a sample pool of Mortgage Loans (the "***Sample Pool***") having the characteristics described therein as of the Sample Pool Calculation Date. The final pool of Mortgage Loans to be included in the Trust will be different from the Sample Pool, although the characteristics of such final pool will not materially differ from the characteristics of the Sample Pool as indicated herein.
Pass-Through Rate:	The Pass-Through Rate for each Class of Offered Certificates will be equal to the lesser of (a) one-month LIBOR plus the margin for such Class, (b) the related Net WAC Rate and (c) a fixed rate of 11.25%.
Premium Rate:	Approximately 5.06% of the Mortgage Loans by Sample Pool Calculation Date Balance are covered by lender-paid mortgage insurance policies. The "***Premium Rate***" for any period will equal the premium rate of each insured Mortgage Loan for that period expressed as a weighted average rate for all Mortgage Loans. As of the Sample Pool Calculation Date, the weighted average Premium Rate of the Sample Pool is approximately 0.0542%.
Net Mortgage Rate:	The "***Net Mortgage Rate***" will be a rate equal to the excess of the weighted average of the mortgage rates on the Mortgage Loans minus the sum of (a) a servicing fee rate of 0.375%, (b) a master servicing fee rate of 0.030% and (c) the Premium Rate, expressed as a rate per annum of the aggregate principal balance of the Mortgage Loans (in the case of (c), weighted on the basis of the principal balances of the related Mortgage Loans as of the prior due period).

Net WAC Rate:

The "***Net WAC Rate***" is generally equal to the following (subject to certain exceptions described in the Prospectus Supplement):

Class	
1-A	The weighted average Net Mortgage Rate of the Group 1 Mortgage Loans, (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
2-A	The weighted average Net Mortgage Rate of the Group 2 Mortgage Loans, (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
Mezzanine Certificates	The weighted average of the Net Mortgage Rate of the Group 1 and Group 2 Mortgage Loans, in each case, weighted on the basis of the excess of the principal balance of the related Mortgage Loans over the aggregate principal balance of the related Senior Certificates (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Net WAC Rate Shortfall:

Any shortfalls in interest payments on a Class of Certificates resulting from any excess of (a) interest accrued on the related Certificates at the lesser of (i) one-month LIBOR plus the related margin and (ii) 11.25%, over (b) interest accrued on the Mortgage Loans at the related Net WAC Rate (any such shortfalls, "***Net WAC Rate Shortfalls***") on each Distribution Date, plus unpaid Net WAC Rate Shortfalls from prior Distribution Dates (to the extent not covered by the related Corridor Contract, as defined below), will be paid in the current month or carried forward for payment on subsequent Distribution Dates, together with interest thereon at the Pass-Through Rate for such Distribution Date, to the extent of amounts available from Excess Cashflow, as described under "***Priority of Payments***" below.

Corridor Contracts:

The Trust will include a Corridor Contract for the benefit of each of the Class 1-A, Class 2-A, Class 3-A and Mezzanine Certificates (the "***Class 1-A Corridor Contract,***" "***Class 2-A Corridor Contract,***" and "***Mezzanine Corridor Contract,***" respectively, and, collectively, the "***Corridor Contracts***"). On the Closing Date, the notional amount of the Class 1-A Corridor Contract, Class 2-A Corridor Contract and Mezzanine Corridor Contract, respectively, will equal $437,030,000, $482,999,000 and $75,002,000, respectively, and will amortize down pursuant to an amortization schedule (as set forth in an appendix hereto). With respect to each Distribution Date, payments received on (a) the Class 1-A Corridor Contract will be available to pay the holders of the Class 1-A Certificates, *pro rata*, first, based on certificate principal balances thereof and second, based on any remaining unpaid Net WAC Rate Shortfalls, (b) the Class 2-A Corridor Contract will be available to pay the holders of the Class 2-A Certificates *pro rata*, first, based on certificate principal balances thereof and second, based on any remaining unpaid Net WAC Rate Shortfalls and (c) the Mezzanine Corridor Contract will be available to pay the holders of the Mezzanine Certificates, *pro rata*, first, based on certificate principal balances thereof and second, based on any remaining unpaid Net WAC Rate Shortfalls. Any amounts received on the Corridor Contracts on a Distribution Date that are not used to pay the Net WAC Rate Shortfalls on the related Certificates will be distributed to the holder of the Class C Certificates and will not be available for payments of Net WAC Rate Shortfalls on the related Certificates thereafter.

Credit Enhancement: The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support for some or all of the Offered Certificates, as the case may be:

1) Subordination
2) Overcollateralization
3) Excess Cashflow

Class of Certificates	S&P/Moody's	Initial Subordination (after required target is reached) (1)	Target Subordination at Stepdown (1)
1-A	AAA/Aaa	8.00%	16.00%
2-A	AAA/Aaa	8.00%	16.00%
M-1	AA+/Aa1	6.50%	13.00%
M-2	AA+/Aa2	5.25%	10.50%
M-3	AA/Aa3	4.25%	8.50%
M-4	AA-/A1	3.25%	6.50%
M-5	A/A3	1.75%	3.50%
B	[BBB]/Baa1	0.50%	1.00%

(1) Initial Overcollateralization at closing is zero. Does not include any credit for Excess Interest.

Subordination: The Mezzanine Certificates will be subordinate to, and provide credit support for, the Senior Certificates. The Mezzanine Certificates will rank in priority from highest to lowest in the following order: Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class B Certificates, with each subsequent Class providing credit support for the prior Class or Classes, if any.

The Class 2-A-2 Certificates will be subordinate to, and provide credit support for, the Class 2-A-1 Certificates.

Overcollateralization: The required Overcollateralization will be fully funded on the Closing Date and will be equal to 0.50% of the aggregate Cut-off Date Balance of the Mortgage Loans. The required Overcollateralization amount will not stepdown.

Excess Cashflow: ***"Excess Cashflow"*** for any Distribution Date will be equal to the available funds remaining after interest and principal distributions as described under clauses 1) and 2) of "Certificates Priority of Distributions."

Trigger Event: A ***"Trigger Event"*** will be in effect on a Distribution Date on or after the Stepdown Date if either (or both) a Delinquency Trigger or a Cumulative Loss Trigger is in effect on such Distribution Date.

Delinquency Trigger: With respect to the Certificates, a ***"Delinquency Trigger"*** will occur if the three month rolling average 60+ day delinquency percentage (including bankruptcy, foreclosure, and REO) for the outstanding Mortgage Loans equals or exceeds [44.50]% times the Senior Enhancement Percentage. As used above, the ***"Senior Enhancement Percentage"*** with respect to any Distribution Date is the percentage equivalent of a fraction, (a) the numerator of which is equal to the excess of (i) the aggregate current principal balance of the Mortgage Loans for the preceding Distribution Date, over (ii) the aggregate certificate principal balance of the most senior class or classes of Certificates as of the preceding master servicer advance date, and (b) the denominator of which is equal to the aggregate current principal balance of the Mortgage Loans for the preceding Distribution Date.

Cumulative Loss Trigger: With respect to the Certificates, a ***"Cumulative Loss Trigger"*** will be in effect if the aggregate amount of Realized Losses on the Mortgage Loans exceeds the applicable percentage of the sum of the Cut-off Date Balance and Pre-Funded Amount, as set forth below:

Period *(month)*	**Percentage**
37 – 48	[1.00]% with respect to January 2008, plus an additional 1/12th of 0.50% for each month thereafter until August 2008
49 – 60	[1.50]% with respect to January 2009, plus an additional 1/12th of 0.50% for each month thereafter until August 2009
61 – 72	[2.00]% with respect to January 2010, plus an additional 1/12th of 0.50% for each month thereafter until August 2010
73 +	[2.50]%

Stepdown Date: The earlier to occur of:

(i) the Distribution Date on which the aggregate principal balance of the Senior Certificates is reduced to zero; and

(ii) the later to occur of:

a. the Distribution Date in January 2008.

b. the first Distribution Date on which the aggregate principal balance of the Senior Certificates is less than or equal to 84.00% of the aggregate principal balance of the Mortgage Loans for such Distribution Date.

Allocation of Losses: With respect to the Mortgage Loans, following the reduction of the Overcollateralization to zero, all allocable Realized Losses will be applied to the Mezzanine Certificates, beginning with the Class B Certificates, then to the Class M-5 Certificates, then to the Class M-4 Certificates, then to the Class M-3 Certificates, then to the Class M-2 Certificates, then to the Class M-1 Certificates and, thereafter, (a) with respect to the Group 1 Mortgage Loans, to the Class 1-A Certificates, *pro rata*, based on their then unpaid principal balance and (b) with respect to the Group 2 Mortgage Loans, to the Class 2-A Certificates, *sequentially*, to the Class 2-A-2 Certificates, then to the Class 2-A-1 Certificates. Any Realized Losses allocated to the Mezzanine Certificates and Senior Certificates will not bear interest and will be reimbursed as provided below in *"Priority of Payments"*.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans (which are net of any servicing, master servicing, trustee fees, private mortgage insurance premium fees) will be distributed in the following order of priority:

1) Interest funds sequentially, as follows: (i) first, from interest funds related to the Group 1 and Group 2 Mortgage Loans, respectively, current and unpaid interest concurrently to (a) concurrently, to the Class 1-A-1, Class 1-A-2 and Class 1-A-3 Certificates, and (b) concurrently, to the Class 2-A-1 and Class 2-A-2 Certificates; (iii) second, from interest funds related to all of the Mortgage Loans, current interest sequentially to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class B Certificates;
2) Principal funds, as follows: (i) to the Senior Certificates, then (ii) sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class B Certificates, each as described more fully under "Principal Paydown" below;
3) Any remaining Excess Cashflow, to the Senior Certificates and/or Mezzanine Certificates (as applicable) to build or maintain Overcollateralization as described under "Overcollateralization" above and "Principal Paydown" below, respectively;
4) Any remaining Excess Cashflow to pay (i) any unpaid interest sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class B Certificates;
5) Any remaining Excess Cashflow to pay realized loss amounts on the Offered Certificates, in respect of unpaid realized loss amounts;
6) Any remaining Excess Cashflow to pay Net WAC Rate Shortfall (after application of amounts received under the related Corridor Contract, as described above); and
7) To the Class C Certificates, any remaining amount.

Proceeds from Excess Cashflow available to cover Net WAC Rate Shortfall (after application of amounts received under the related Corridor Contract) shall generally be distributed to the Offered Certificates on a *pro rata* basis, first, based on the certificate principal balances thereof and second based on any remaining unpaid Net WAC Rate Shortfall.

Principal Paydown:

Prior to the Stepdown Date or if a Trigger Event is in effect on any Distribution Date, 100% of the available principal funds from each Loan Group will be paid to the related Senior Certificates, concurrently, as follows:

(a) from principal funds related to the Group 1 Mortgage Loans to the Class 1-A Certificates, *sequentially*, to the Class 1-A-1, Class 1-A-2 and Class 1-A-3 Certificates; and

(b) from principal funds related to the Group 2 Mortgage Loans to the Class 2-A Certificates, *pro rata*, if such Distribution Date is (a) prior to the Stepdown Date and cumulative Realized Losses on the Group 2 Mortgage Loans for such Distribution Date as a percentage of the Cut-off Date Pool Balance of the Group 2 Mortgage Loans are less than [1.0]% and (b) a Trigger Event is not in effect. If such conditions are not satisfied on any Distribution Date, the Class 2-A-1 and Class 2-A-2 Certificates will be allocated principal sequentially, until their respective Certificate principal balances have been reduced to zero.

provided, however, that if the Senior Certificates have been retired, such amounts will be applied sequentially to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class B Certificates. If, prior to the Stepdown Date or in a period when a Trigger Event is in effect, a Class of Senior Certificates are retired prior to the other Senior Certificates, 100% of the principal collections on the related Mortgage Loans will be paid to the remaining Senior Certificates until they are retired (as described in the Prospectus Supplement).

On any Distribution Date on or after the Stepdown Date, and if a Trigger Event is not in effect on such Distribution Date, all of the Senior and Mezzanine Certificates will be entitled to receive payments of principal in the following order of priority: (i) first, concurrently, to the Senior Certificates, as follows: (a) from principal funds related to the Group 1 Mortgage Loans, sequentially, to the Class 1-A-1, Class 1-A-2 and Class 1-A-3 Certificates; (b) from principal funds related to the Group 2 Mortgage Loans to the Class 2-A Certificates *pro rata* and, if a Trigger Event is in effect, sequentially, to the Class 2-A-1 and Class 2-A-2 Certificates, such that the aggregate principal balance of the Senior Certificates will have 16.00% Subordination, (ii) second, to the Class M-1 Certificates such that the Class M-1 Certificates will have 13.00% Subordination, (iii) third, to the Class M-2 Certificates such that the Class M-2 Certificates will have 10.50% Subordination, (iv) fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have 8.50% Subordination, (v) fifth, to the Class M-4 Certificates such that the Class M-4 Certificates will have 6.50% Subordination, (vi) sixth, to the Class M-5 Certificates such that the Class M-5 Certificates will have 3.50% Subordination and (vii) seventh, to the Class B Certificates such that the Class B Certificates will have 1.00% Subordination.

provided, however, that if a Trigger Event is in effect on any Distribution Date, then the Class 2-A-1 and Class 2-A-2 Certificates will be allocated principal sequentially, until their respective Certificate principal balances have been reduced to zero.

Prepayment Sensitivity Tables

Class 1-A-1 (to call / to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
CPR:	0.00%	15.00%	22.50%	30.00%	37.50%	45.00%
Average Life (years)	15.32	2.05	1.35	**1.00**	0.79	0.64
Modified Duration (years)	12.32	1.95	1.30	**0.97**	0.77	0.63
First Principal Payment	2/25/05	2/25/05	2/25/05	**2/25/05**	2/25/05	2/25/05
Last Principal Payment	6/25/27	7/25/09	11/25/07	**2/25/07**	8/25/06	4/25/06
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	269	54	34	**25**	19	15
Illustrative Yield (30/360) at Par	2.56%	2.55%	2.55%	**2.54%**	2.54%	2.53%

Class 1-A-2 (to call / to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
CPR:	0.00%	15.00%	22.50%	30.00%	37.50%	45.00%
Average Life (years)	24.88	6.48	4.25	**3.00**	2.21	1.76
Modified Duration (years)	17.96	5.86	3.96	**2.84**	2.12	1.70
First Principal Payment	6/25/27	7/25/09	11/25/07	**2/25/07**	8/25/06	4/25/06
Last Principal Payment	12/25/31	11/25/13	11/25/10	**4/25/09**	11/25/07	4/25/07
Principal Lockout (months)	268	53	33	**24**	18	14
Principal Window (months)	55	53	37	**27**	16	13
Illustrative Yield (30/360) at Par	2.68%	2.68%	2.68%	**2.68%**	2.67%	2.67%

Class 1-A-3 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
CPR:	0.00%	15.00%	22.50%	30.00%	37.50%	45.00%
Average Life (years)	28.28	11.83	7.93	**5.81**	4.40	3.28
Modified Duration (years)	19.19	9.90	7.00	**5.28**	4.08	3.08
First Principal Payment	12/25/31	11/25/13	11/25/10	**4/25/09**	11/25/07	4/25/07
Last Principal Payment	9/25/33	2/25/18	10/25/13	**6/25/11**	12/25/09	12/25/08
Principal Lockout (months)	322	105	69	**50**	33	26
Principal Window (months)	22	52	36	**27**	26	21
Illustrative Yield (30/360) at Par	2.86%	2.86%	2.85%	**2.85%**	2.85%	2.85%

Class 1-A-3 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
CPR:	0.00%	15.00%	22.50%	30.00%	37.50%	45.00%
Average Life (years)	28.57	13.70	9.36	**6.87**	5.23	3.92
Modified Duration (years)	19.32	11.07	8.02	**6.10**	4.76	3.63
First Principal Payment	12/25/31	11/25/13	11/25/10	**4/25/09**	11/25/07	4/25/07
Last Principal Payment	12/25/34	7/25/30	2/25/24	**4/25/19**	2/25/16	10/25/13
Principal Lockout (months)	322	105	69	**50**	33	26
Principal Window (months)	37	201	160	**121**	100	79
Illustrative Yield (30/360) at Par	2.86%	2.90%	2.91%	**2.91%**	2.91%	2.92%

Prepayment Sensitivity Tables

Class 2-A-1 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
CPR:	0.00%	15.00%	22.50%	30.00%	37.50%	45.00%
Average Life (years)	20.08	5.07	3.37	**2.45**	1.86	1.44
Modified Duration (years)	14.92	4.49	3.09	**2.29**	1.76	1.38
First Principal Payment	2/25/05	2/25/05	2/25/05	**2/25/05**	2/25/05	2/25/05
Last Principal Payment	9/25/33	2/25/18	10/25/13	**6/25/11**	12/25/09	12/25/08
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	344	157	105	**77**	59	47
Illustrative Yield (30/360) at Par	2.71%	2.71%	2.71%	**2.71%**	2.70%	2.70%

Class 2-A-1 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
CPR:	0.00%	15.00%	22.50%	30.00%	37.50%	45.00%
Average Life (years)	20.14	5.45	3.66	**2.66**	2.03	1.57
Modified Duration (years)	14.95	4.74	3.30	**2.46**	1.90	1.49
First Principal Payment	2/25/05	2/25/05	2/25/05	**2/25/05**	2/25/05	2/25/05
Last Principal Payment	12/25/34	7/25/30	1/25/24	**4/25/19**	1/25/16	10/25/13
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	359	306	228	**171**	132	105
Illustrative Yield (30/360) at Par	2.71%	2.73%	2.73%	**2.73%**	2.73%	2.72%

Class 2-A-2 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
CPR:	0.00%	15.00%	22.50%	30.00%	37.50%	45.00%
Average Life (years)	20.08	5.07	3.37	**2.45**	1.86	1.44
Modified Duration (years)	14.86	4.48	3.09	**2.29**	1.76	1.38
First Principal Payment	2/25/05	2/25/05	2/25/05	**2/25/05**	2/25/05	2/25/05
Last Principal Payment	9/25/33	2/25/18	10/25/13	**6/25/11**	12/25/09	12/25/08
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	344	157	105	**77**	59	47
Illustrative Yield (30/360) at Par	2.75%	2.75%	2.75%	**2.75%**	2.74%	2.74%

Class 2-A-2 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
CPR:	0.00%	15.00%	22.50%	30.00%	37.50%	45.00%
Average Life (years)	20.14	5.45	3.66	**2.66**	2.03	1.57
Modified Duration (years)	14.89	4.73	3.30	**2.46**	1.90	1.49
First Principal Payment	2/25/05	2/25/05	2/25/05	**2/25/05**	2/25/05	2/25/05
Last Principal Payment	12/25/34	7/25/30	1/25/24	**4/25/19**	1/25/16	10/25/13
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	359	306	228	**171**	132	105
Illustrative Yield (30/360) at Par	2.75%	2.77%	2.77%	**2.77%**	2.77%	2.77%

Prepayment Sensitivity Tables

Class M-1 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
CPR:	0.00%	15.00%	22.50%	30.00%	37.50%	45.00%
Average Life (years)	26.31	8.78	5.85	**4.52**	3.95	3.85
Modified Duration (years)	18.03	7.53	5.25	**4.15**	3.67	3.59
First Principal Payment	2/25/27	4/25/09	2/25/08	**4/25/08**	6/25/08	9/25/08
Last Principal Payment	9/25/33	2/25/18	10/25/13	**6/25/11**	12/25/09	12/25/08
Principal Lockout (months)	264	50	36	**38**	40	43
Principal Window (months)	80	107	69	**39**	19	4
Illustrative Yield (30/360) at Par	2.97%	2.97%	2.97%	**2.97%**	2.97%	2.97%

Class M-1 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
CPR:	0.00%	15.00%	22.50%	30.00%	37.50%	45.00%
Average Life (years)	26.43	9.42	6.33	**4.87**	4.22	4.06
Modified Duration (years)	18.08	7.93	5.60	**4.43**	3.90	3.77
First Principal Payment	2/25/27	4/25/09	2/25/08	**4/25/08**	6/25/08	9/25/08
Last Principal Payment	8/25/34	9/25/23	12/25/17	**7/25/14**	5/25/12	11/25/10
Principal Lockout (months)	264	50	36	**38**	40	43
Principal Window (months)	91	174	119	**76**	48	27
Illustrative Yield (30/360) at Par	2.97%	2.98%	2.98%	**2.98%**	2.98%	2.98%

Class M-2 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
CPR:	0.00%	15.00%	22.50%	30.00%	37.50%	45.00%
Average Life (years)	26.31	8.78	5.85	**4.51**	3.89	3.71
Modified Duration (years)	17.99	7.52	5.25	**4.14**	3.62	3.47
First Principal Payment	2/25/27	4/25/09	2/25/08	**3/25/08**	5/25/08	7/25/08
Last Principal Payment	9/25/33	2/25/18	10/25/13	**6/25/11**	12/25/09	12/25/08
Principal Lockout (months)	264	50	36	**37**	39	41
Principal Window (months)	80	107	69	**40**	20	6
Illustrative Yield (30/360) at Par	2.99%	2.99%	2.99%	**2.99%**	2.99%	2.99%

Class M-2 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
CPR:	0.00%	15.00%	22.50%	30.00%	37.50%	45.00%
Average Life (years)	26.42	9.34	6.27	**4.81**	4.13	3.90
Modified Duration (years)	18.03	7.88	5.55	**4.38**	3.82	3.62
First Principal Payment	2/25/27	4/25/09	2/25/08	**3/25/08**	5/25/08	7/25/08
Last Principal Payment	7/25/34	10/25/22	3/25/17	**12/25/13**	12/25/11	7/25/10
Principal Lockout (months)	264	50	36	**37**	39	41
Principal Window (months)	90	163	110	**70**	44	25
Illustrative Yield (30/360) at Par	2.99%	3.00%	3.00%	**3.00%**	3.00%	3.00%

Prepayment Sensitivity Tables

Class M-3 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
CPR:	0.00%	15.00%	22.50%	30.00%	37.50%	45.00%
Average Life (years)	26.31	8.78	5.85	**4.48**	3.85	3.62
Modified Duration (years)	17.88	7.50	5.24	**4.11**	3.58	3.38
First Principal Payment	2/25/27	4/25/09	2/25/08	**3/25/08**	4/25/08	6/25/08
Last Principal Payment	9/25/33	2/25/18	10/25/13	**6/25/11**	12/25/09	12/25/08
Principal Lockout (months)	264	50	36	**37**	38	40
Principal Window (months)	80	107	69	**40**	21	7
Illustrative Yield (30/360) at Par	3.04%	3.04%	3.04%	**3.04%**	3.04%	3.04%

Class M-3 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
CPR:	0.00%	15.00%	22.50%	30.00%	37.50%	45.00%
Average Life (years)	26.41	9.25	6.20	**4.73**	4.05	3.77
Modified Duration (years)	17.92	7.80	5.49	**4.31**	3.74	3.51
First Principal Payment	2/25/27	4/25/09	2/25/08	**3/25/08**	4/25/08	6/25/08
Last Principal Payment	5/25/34	10/25/21	6/25/16	**6/25/13**	6/25/11	2/25/10
Principal Lockout (months)	264	50	36	**37**	38	40
Principal Window (months)	88	151	101	**64**	39	21
Illustrative Yield (30/360) at Par	3.04%	3.05%	3.05%	**3.05%**	3.05%	3.05%

Class M-4 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
CPR:	0.00%	15.00%	22.50%	30.00%	37.50%	45.00%
Average Life (years)	26.31	8.78	5.85	**4.48**	3.83	3.55
Modified Duration (years)	17.19	7.37	5.18	**4.07**	3.53	3.29
First Principal Payment	2/25/27	4/25/09	2/25/08	**3/25/08**	3/25/08	5/25/08
Last Principal Payment	9/25/33	2/25/18	10/25/13	**6/25/11**	12/25/09	12/25/08
Principal Lockout (months)	264	50	36	**37**	37	39
Principal Window (months)	80	107	69	**40**	22	8
Illustrative Yield (30/360) at Par	3.38%	3.38%	3.38%	**3.38%**	3.38%	3.37%

Class M-4 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
CPR:	0.00%	15.00%	22.50%	30.00%	37.50%	45.00%
Average Life (years)	26.39	9.11	6.10	**4.66**	3.96	3.65
Modified Duration (years)	17.21	7.58	5.35	**4.21**	3.64	3.38
First Principal Payment	2/25/27	4/25/09	2/25/08	**3/25/08**	3/25/08	5/25/08
Last Principal Payment	4/25/34	10/25/20	9/25/15	**11/25/12**	1/25/11	10/25/09
Principal Lockout (months)	264	50	36	**37**	37	39
Principal Window (months)	87	139	92	**57**	35	18
Illustrative Yield (30/360) at Par	3.38%	3.39%	3.39%	**3.39%**	3.39%	3.38%

Prepayment Sensitivity Tables

Class M-5 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
CPR:	0.00%	15.00%	22.50%	30.00%	37.50%	45.00%
Average Life (years)	26.28	8.68	5.79	**4.41**	3.74	3.43
Modified Duration (years)	16.87	7.25	5.10	**4.00**	3.44	3.18
First Principal Payment	2/25/27	4/25/09	2/25/08	**2/25/08**	2/25/08	3/25/08
Last Principal Payment	9/25/33	2/25/18	10/25/13	**6/25/11**	12/25/09	12/25/08
Principal Lockout (months)	264	50	36	**36**	36	37
Principal Window (months)	80	107	69	**41**	23	10
Illustrative Yield (30/360) at Par	3.53%	3.53%	3.53%	**3.53%**	3.53%	3.53%

Class M-5 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
CPR:	0.00%	15.00%	22.50%	30.00%	37.50%	45.00%
Average Life (years)	26.30	8.74	5.84	**4.44**	3.77	3.45
Modified Duration (years)	16.88	7.29	5.13	**4.02**	3.46	3.19
First Principal Payment	2/25/27	4/25/09	2/25/08	**2/25/08**	2/25/08	3/25/08
Last Principal Payment	1/25/34	6/25/19	10/25/14	**2/25/12**	7/25/10	5/25/09
Principal Lockout (months)	264	50	36	**36**	36	37
Principal Window (months)	84	123	81	**49**	30	15
Illustrative Yield (30/360) at Par	3.53%	3.54%	3.53%	**3.53%**	3.53%	3.53%

Class B (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
CPR:	0.00%	15.00%	22.50%	30.00%	37.50%	45.00%
Average Life (years)	25.37	7.15	4.75	**3.71**	3.29	3.19
Modified Duration (years)	15.27	6.00	4.19	**3.35**	3.01	2.92
First Principal Payment	2/25/27	4/25/09	2/25/08	**2/25/08**	2/25/08	2/25/08
Last Principal Payment	2/25/33	3/25/16	7/25/12	**6/25/10**	3/25/09	4/25/08
Principal Lockout (months)	264	50	36	**36**	36	36
Principal Window (months)	73	84	54	**29**	14	3
Illustrative Yield (30/360) at Par	4.26%	4.25%	4.25%	**4.25%**	4.25%	4.25%

Class B (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
CPR:	0.00%	15.00%	22.50%	30.00%	37.50%	45.00%
Average Life (years)	25.37	7.15	4.75	**3.71**	3.29	3.19
Modified Duration (years)	15.27	6.00	4.19	**3.35**	3.01	2.92
First Principal Payment	2/25/27	4/25/09	2/25/08	**2/25/08**	2/25/08	2/25/08
Last Principal Payment	2/25/33	3/25/16	7/25/12	**6/25/10**	3/25/09	4/25/08
Principal Lockout (months)	264	50	36	**36**	36	36
Principal Window (months)	73	84	54	**29**	14	3
Illustrative Yield (30/360) at Par	4.26%	4.25%	4.25%	**4.25%**	4.25%	4.25%

Class 1-A Available Rate Schedule (1)

Period	Available Rate (%) (2)	Available Rate (%) (3)	Period	Available Rate (%) (2)	Available Rate (%) (3)
1	NA	NA	40	7.24	10.03
2	5.52	10.03	41	7.01	10.02
3	4.99	10.09	42	7.39	10.03
4	5.16	10.10	43	7.15	10.03
5	4.99	10.12	44	7.15	10.03
6	5.29	10.11	45	7.39	10.03
7	5.12	10.12	46	7.16	10.03
8	5.12	10.12	47	7.40	10.03
9	5.29	10.13	48	7.30	10.01
10	5.12	10.12	49	7.30	11.02
11	5.29	10.12	50	8.08	11.08
12	5.16	10.09	51	7.30	11.02
13	5.17	10.10	52	7.55	11.04
14	5.73	10.08	53	7.31	11.02
15	5.17	10.10	54	7.66	11.04
16	5.35	10.10	55	7.41	11.02
17	5.18	10.10	56	7.41	11.02
18	5.38	10.08	57	7.66	11.04
19	5.21	10.08	58	7.41	11.02
20	5.21	10.08	59	7.66	11.04
21	5.39	10.07	60	7.49	11.02
22	5.21	10.07	61	7.49	12.07
23	5.39	10.07	62	9.05	12.03
24	6.50	10.03	63	8.18	12.07
25	6.51	10.05	64	8.45	12.06
26	7.21	10.06	65	8.18	12.07
27	6.51	10.05	66	8.65	12.05
28	6.73	10.05	67	8.37	12.07
29	6.51	10.05	68	8.42	12.07
30	6.84	10.03	69	8.70	12.05
31	6.62	10.00	70	8.42	12.06
32	6.62	10.00	71	8.71	12.05
33	6.85	10.03	72	8.50	12.06
34	6.66	10.00	73	8.50	12.07
35	6.88	10.03	74	9.44	12.05
36	7.00	10.02	75	8.52	12.06
37	7.00	10.04	76	8.81	12.05
38	7.49	10.07	77	8.53	12.06
39	7.01	10.02			

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Based on the 1-Month, 3-Month, 6-Month and 1-Year LIBOR forward curve and assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Corridor Contract.

(3) Assumes that the 1-Month, 3-Month, 6-Month and 1-Year LIBOR instantaneously increase by 1000 basis points in period 2. Assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Corridor Contract.

Class 2-A Available Rate Schedule (1)

Period	Available Rate (%) (2)	Available Rate (%) (3)	Period	Available Rate (%) (2)	Available Rate (%) (3)
1	NA	NA	40	7.54	10.02
2	5.74	10.02	41	7.30	10.02
3	5.19	10.07	42	7.77	10.01
4	5.36	10.08	43	7.52	10.07
5	5.19	10.09	44	7.52	10.00
6	5.43	10.09	45	7.77	10.01
7	5.25	10.08	46	7.52	10.02
8	5.26	10.08	47	7.77	10.01
9	5.43	10.07	48	7.68	10.02
10	5.26	10.08	49	7.68	11.00
11	5.43	10.07	50	8.50	11.07
12	5.29	10.08	51	7.68	11.00
13	5.30	10.08	52	7.94	11.02
14	5.86	10.04	53	7.68	11.00
15	5.30	10.07	54	8.06	11.02
16	5.47	10.06	55	7.80	10.99
17	5.30	10.07	56	7.80	10.99
18	5.50	10.06	57	8.06	11.02
19	5.32	10.06	58	7.80	10.99
20	5.32	10.06	59	8.06	11.02
21	5.50	10.04	60	7.88	11.00
22	5.32	10.04	61	8.44	12.05
23	5.50	10.04	62	9.34	12.04
24	6.33	10.03	63	8.44	12.05
25	6.33	10.03	64	8.72	12.04
26	7.01	10.05	65	8.44	12.05
27	6.33	10.04	66	8.80	12.04
28	6.55	10.03	67	8.54	12.05
29	6.34	10.01	68	8.54	12.05
30	6.64	10.02	69	8.82	12.04
31	6.43	10.00	70	8.54	12.05
32	6.43	10.00	71	8.82	12.04
33	6.64	10.02	72	8.62	12.05
34	6.43	10.00	73	8.64	12.04
35	6.65	10.00	74	9.56	12.06
36	7.30	10.09	75	8.64	12.04
37	7.30	10.06	76	8.93	12.05
38	7.80	10.06	77	8.64	12.06
39	7.30	10.06			

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Based on the 1-Month, 3-Month, 6-Month and 1-Year LIBOR forward curve and assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Corridor Contract.

(3) Assumes that the 1-Month, 3-Month, 6-Month and 1-Year LIBOR instantaneously increase by 1000 basis points in period 2. Assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Corridor Contract.

Mezzanine Available Rate Schedule (1)

Period	Available Rate (2)	Available Rate (3)	Period	Available Rate (2)	Available Rate (3)
1	NA	NA	40	7.40	10.02
2	5.64	10.03	41	7.16	10.03
3	5.09	10.08	42	7.59	10.01
4	5.26	10.09	43	7.34	10.02
5	5.10	10.10	44	7.34	10.02
6	5.36	10.10	45	7.59	10.01
7	5.19	10.10	46	7.35	10.02
8	5.19	10.10	47	7.59	10.02
9	5.36	10.10	48	7.50	10.02
10	5.19	10.10	49	7.50	11.01
11	5.36	10.09	50	8.30	11.08
12	5.23	10.08	51	7.50	11.01
13	5.24	10.09	52	7.75	11.03
14	5.80	10.05	53	7.50	11.01
15	5.24	10.08	54	7.87	11.03
16	5.41	10.08	55	7.61	11.00
17	5.24	10.08	56	7.61	11.00
18	5.44	10.06	57	7.87	11.03
19	5.27	10.06	58	7.62	11.01
20	5.27	10.06	59	7.87	11.03
21	5.44	10.06	60	7.69	11.01
22	5.27	10.05	61	7.99	12.06
23	5.44	10.06	62	9.21	12.04
24	6.41	10.03	63	8.32	12.06
25	6.42	10.04	64	8.59	12.04
26	7.11	10.05	65	8.32	12.06
27	6.42	10.04	66	8.73	12.04
28	6.63	10.04	67	8.46	12.06
29	6.42	10.03	68	8.48	12.05
30	6.74	10.02	69	8.76	12.04
31	6.52	10.00	70	8.48	12.05
32	6.52	10.00	71	8.77	12.04
33	6.74	10.03	72	8.56	12.05
34	6.54	10.00	73	8.57	12.06
35	6.76	10.02	74	9.50	12.05
36	7.15	10.02	75	8.58	12.05
37	7.16	10.03	76	8.87	12.05
38	7.65	10.06	77	8.58	12.05
39	7.16	10.02			

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Based on the 1-Month, 3-Month, 6-Month and 1-Year LIBOR forward curve and assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Corridor Contract.

(3) Assumes that the 1-Month, 3-Month, 6-Month and 1-Year LIBOR instantaneously increase by 1000 basis points in period 2. Assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Corridor Contract.

Class 1-A Corridor Contract Agreement
Notional Schedule, Strike and Ceiling

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	437,030,000.00	NA	NA	47	101,654,132.60	7.64	8.27
2	423,115,259.30	5.76	10.58	48	98,676,800.76	7.55	8.35
3	409,607,947.50	5.23	10.14	49	95,786,668.01	7.55	9.31
4	396,496,281.30	5.40	10.30	50	92,981,180.57	8.33	9.29
5	383,768,672.30	5.23	10.14	51	90,257,859.43	7.55	9.31
6	371,413,871.30	5.54	10.29	52	87,614,298.20	7.79	9.32
7	359,421,509.60	5.37	10.13	53	85,048,160.95	7.55	9.31
8	347,780,405.50	5.37	10.13	54	82,557,180.16	7.90	9.38
9	336,480,270.80	5.54	10.29	55	80,139,154.74	7.66	9.37
10	325,511,119.00	5.37	10.13	56	77,791,948.04	7.66	9.37
11	314,863,255.70	5.55	10.29	57	75,513,485.99	7.90	9.38
12	304,527,674.30	5.43	10.04	58	73,301,755.26	7.66	9.37
13	294,494,814.10	5.43	10.04	59	71,154,801.49	7.91	9.39
14	284,755,808.80	5.98	10.45	60	69,070,727.56	7.73	9.44
15	275,302,052.10	5.43	10.04	61	67,047,691.89	7.73	10.44
16	266,125,189.40	5.60	10.18	62	65,083,906.86	9.29	10.37
17	257,217,406.40	5.43	10.04	63	63,177,637.17	8.42	10.47
18	248,570,519.20	5.64	10.08	64	61,311,018.36	8.69	10.46
19	240,176,886.80	5.47	9.94	65	59,486,018.37	8.42	10.47
20	232,029,091.90	5.47	9.94	66	57,710,913.51	8.90	10.52
21	224,119,934.50	5.64	10.07	67	55,989,582.23	8.62	10.53
22	216,442,641.80	5.47	9.93	68	54,319,316.85	8.67	10.36
23	208,990,201.30	5.64	10.07	69	52,700,500.06	8.95	10.34
24	201,756,027.80	6.76	9.73	70	51,126,773.91	8.67	10.35
25	194,733,728.80	6.76	9.73	71	49,599,758.02	8.95	10.34
26	187,917,099.00	7.46	9.96	72	48,118,071.64	8.75	10.39
27	181,300,273.70	6.76	9.73	73	46,680,718.67	8.75	10.39
28	174,877,238.70	6.98	9.82	74	45,286,035.38	9.68	10.02
29	168,642,318.40	6.76	9.73	75	43,934,159.92	8.77	10.19
30	162,590,003.70	7.09	9.29	76	42,618,017.59	9.05	10.15
31	156,714,946.50	6.87	9.21	77	41,341,012.90	8.77	10.19
32	151,012,023.50	6.87	9.21				
33	145,476,124.00	7.09	9.29				
34	140,102,356.20	6.91	9.19				
35	134,885,972.00	7.13	9.26				
36	129,822,362.10	7.25	8.71				
37	124,907,052.20	7.25	8.71				
38	124,907,052.20	7.73	8.71				
39	124,907,052.20	7.25	8.69				
40	124,907,052.20	7.49	8.68				
41	121,502,324.00	7.25	8.67				
42	117,943,686.50	7.64	8.29				
43	114,489,272.80	7.40	8.32				
44	111,136,030.40	7.40	8.32				
45	107,880,996.30	7.64	8.29				
46	104,721,294.40	7.40	8.31				

Class 2-A Corridor Contract Agreement
Notional Schedule, Strike and Ceiling

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	482,990,000.00	NA	NA	47	111,570,585.80	8.02	8.36
2	467,547,972.50	5.98	10.56	48	108,289,488.40	7.93	8.31
3	452,551,136.70	5.43	10.15	49	105,105,927.90	7.93	9.25
4	437,995,312.50	5.60	10.30	50	102,015,877.30	8.76	9.19
5	423,867,540.30	5.43	10.15	51	99,016,591.71	7.93	9.25
6	410,155,240.80	5.68	10.30	52	96,105,406.87	8.19	9.25
7	396,846,204.20	5.52	10.15	53	93,279,736.61	7.93	9.25
8	383,928,579.30	5.52	10.15	54	90,537,070.67	8.31	9.15
9	371,390,863.20	5.70	10.30	55	87,875,787.73	8.05	9.15
10	359,221,890.60	5.52	10.15	56	85,292,663.63	8.06	9.16
11	347,410,824.30	5.70	10.30	57	82,785,404.41	8.32	9.16
12	335,947,145.20	5.55	10.10	58	80,351,783.37	8.06	9.16
13	324,820,643.50	5.55	10.10	59	77,989,639.16	8.32	9.16
14	314,021,409.00	6.13	10.50	60	75,696,873.83	8.14	9.24
15	303,539,822.80	5.56	10.10	61	73,471,450.97	8.69	10.22
16	293,366,548.40	5.73	10.23	62	71,313,249.84	9.59	10.07
17	283,492,523.60	5.56	10.10	63	69,204,771.61	8.69	10.22
18	273,908,952.50	5.76	10.19	64	67,152,155.16	8.97	10.19
19	264,607,297.40	5.58	10.04	65	65,160,168.29	8.69	10.22
20	255,579,271.60	5.58	10.04	66	63,218,090.75	9.05	10.27
21	246,816,831.70	5.76	10.17	67	61,333,583.17	8.79	10.13
22	238,312,170.60	5.58	10.02	68	59,506,703.61	8.79	10.13
23	230,057,710.70	5.76	10.17	69	57,733,945.03	9.07	10.09
24	222,046,096.70	6.59	9.67	70	56,013,167.74	8.79	10.13
25	214,270,189.60	6.59	9.67	71	54,340,266.68	9.07	10.09
26	206,723,060.30	7.27	9.91	72	52,717,010.61	8.87	10.21
27	199,397,982.90	6.59	9.67	73	51,139,226.24	8.89	10.03
28	192,288,429.30	6.80	9.75	74	49,609,627.05	9.81	9.84
29	185,388,063.20	6.59	9.65	75	48,125,457.55	8.89	10.03
30	178,690,734.50	6.90	9.31	76	46,685,374.69	9.18	10.00
31	172,190,473.60	6.69	9.24	77	45,288,075.02	8.89	10.05
32	165,881,486.60	6.69	9.24				
33	159,758,149.60	6.90	9.31				
34	153,815,004.00	6.69	9.24				
35	148,046,751.50	6.91	9.30				
36	142,448,249.80	7.55	8.92				
37	137,023,375.50	7.55	8.89				
38	137,023,375.50	8.05	8.87				
39	137,023,375.50	7.55	8.89				
40	137,023,375.50	7.79	8.85				
41	133,452,869.50	7.55	8.85				
42	129,527,304.30	8.02	8.36				
43	125,718,653.60	7.77	8.46				
44	122,021,893.40	7.77	8.39				
45	118,433,738.70	8.02	8.36				
46	114,951,001.20	7.77	8.41				

Mezzanine Corridor Contract Agreement
Notional Schedule, Strike and Ceiling

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	75,002,000.00	NA	NA	47	35,613,856.28	7.84	8.32
2	75,002,000.00	5.88	10.58	48	34,421,780.93	7.75	8.33
3	75,002,000.00	5.33	10.14	49	33,264,893.19	7.75	9.28
4	75,002,000.00	5.50	10.30	50	32,141,939.61	8.55	9.24
5	75,002,000.00	5.33	10.14	51	31,051,925.13	7.75	9.28
6	75,002,000.00	5.62	10.30	52	29,993,883.95	8.00	9.29
7	75,002,000.00	5.45	10.14	53	28,966,878.51	7.75	9.28
8	75,002,000.00	5.45	10.14	54	27,969,998.80	8.12	9.26
9	75,002,000.00	5.62	10.29	55	27,002,516.69	7.86	9.25
10	75,002,000.00	5.45	10.14	56	26,063,411.10	7.87	9.26
11	75,002,000.00	5.63	10.29	57	25,151,850.06	8.12	9.26
12	75,002,000.00	5.49	10.07	58	24,267,025.90	7.87	9.26
13	75,002,000.00	5.49	10.07	59	23,408,154.72	8.12	9.26
14	75,002,000.00	6.06	10.47	60	22,574,475.53	7.94	9.33
15	75,002,000.00	5.50	10.07	61	21,765,249.70	8.23	10.32
16	75,002,000.00	5.67	10.21	62	20,980,113.68	9.45	10.22
17	75,002,000.00	5.50	10.07	63	20,215,403.91	8.56	10.34
18	75,002,000.00	5.70	10.13	64	19,468,886.93	8.84	10.32
19	75,002,000.00	5.53	9.99	65	18,741,845.71	8.56	10.34
20	75,002,000.00	5.53	9.99	66	18,033,814.78	8.98	10.39
21	75,002,000.00	5.70	10.12	67	17,346,992.02	8.71	10.32
22	75,002,000.00	5.53	9.98	68	16,680,872.76	8.73	10.23
23	75,002,000.00	5.70	10.12	69	16,034,861.88	9.01	10.20
24	75,002,000.00	6.67	9.70	70	15,407,340.78	8.73	10.23
25	75,002,000.00	6.67	9.70	71	14,797,836.06	9.02	10.21
26	75,002,000.00	7.36	9.93	72	14,206,421.64	8.81	10.29
27	75,002,000.00	6.67	9.70	73	13,632,112.86	8.82	10.20
28	75,002,000.00	6.89	9.79	74	13,075,109.67	9.75	9.93
29	75,002,000.00	6.67	9.69	75	12,534,913.53	8.83	10.10
30	75,002,000.00	6.99	9.30	76	12,009,921.07	9.12	10.08
31	75,002,000.00	6.78	9.23	77	11,500,532.50	8.83	10.10
32	75,002,000.00	6.78	9.23				
33	75,002,000.00	6.99	9.30				
34	75,002,000.00	6.79	9.21				
35	75,002,000.00	7.01	9.28				
36	75,002,000.00	7.41	8.79				
37	75,002,000.00	7.41	8.79				
38	64,965,180.82	7.90	8.79				
39	55,222,829.83	7.41	8.78				
40	45,766,310.94	7.65	8.77				
41	43,562,475.45	7.41	8.78				
42	42,136,920.71	7.84	8.32				
43	40,753,487.31	7.59	8.36				
44	39,410,636.90	7.59	8.36				
45	38,107,179.38	7.84	8.32				
46	36,841,959.61	7.60	8.36				

Excess Spread (%)

Based on Pricing Speed and Spot v. Forward LIBOR

Period	@ Spot LIBOR	@ Forward LIBOR (12/6/04)	Period	@ Spot LIBOR	@ Forward LIBOR (12/6/04)
1	NA	NA	47	3.26	2.52
2	0.27	0.27	48	3.35	2.65
3	2.76	2.52	49	3.26	2.61
4	2.49	2.13	50	3.26	2.58
5	2.58	2.16	51	3.54	3.05
6	2.49	1.97	52	3.26	2.52
7	2.62	2.08	53	3.36	2.67
8	2.53	1.87	54	3.27	2.47
9	2.52	1.80	55	3.36	2.74
10	2.61	1.86	56	3.28	2.55
11	2.52	1.69	57	3.28	2.53
12	2.61	1.75	58	3.37	2.69
13	2.52	1.62	59	3.29	2.51
14	2.52	1.57	60	3.38	2.67
15	2.79	1.89	61	3.29	2.57
16	2.51	1.46	62	3.35	2.86
17	2.60	1.53	63	3.72	3.71
18	2.50	1.35	64	3.46	3.18
19	2.59	1.46	65	3.55	3.35
20	2.50	1.29	66	3.47	3.16
21	2.49	1.24	67	3.57	3.46
22	2.58	1.33	68	3.49	3.29
23	2.48	1.16	69	3.49	3.30
24	2.57	1.25	70	3.58	3.47
25	3.00	2.25	71	3.50	3.29
26	3.00	2.22	72	3.59	3.45
27	3.27	2.61	73	3.51	3.35
28	2.99	2.15	74	3.51	3.35
29	3.08	2.26	75	3.78	3.89
30	2.99	2.08	76	3.52	3.35
31	3.07	2.30	77	3.62	3.52
32	2.98	2.12			
33	2.97	2.08			
34	3.06	2.20			
35	2.97	2.03			
36	3.06	2.15			
37	3.21	2.60			
38	3.20	2.57			
39	3.42	2.88			
40	3.25	2.55			
41	3.35	2.68			
42	3.26	2.50			
43	3.35	2.81			
44	3.26	2.62			
45	3.26	2.58			
46	3.35	2.71			

Part I of II

New Issue Computational Materials

$995,000,000 *(Approximate)*

Mortgage Pass-Through Certificates, Series 2004-4


IMPAC

Impac Mortgage Holdings, Inc.
Seller

IMH Secured Assets Corp.
Depositor

Impac Funding Corporation
Master Servicer

December 8, 2004

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Any information herein regarding the collateral or the securities supersedes any prior information regarding the collateral or the securities and will be superseded by information regarding the collateral and/or the securities contained in the Offering Documents and any subsequent information regarding the collateral or the securities. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current and any subsequent information regarding the collateral or the securities. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals employed thereby may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

$995,000,000 (Approximate)

Description of the Offered Certificates (1), (3), (5), (6)

Class	Original Principal Balance [4]	Coupon	Tranche Type	WAL to call (years) [6]	Principal First/Last (mos.)[6]	Last Scheduled Payment Date	Expected Ratings (S&P/Mdy's)
1-A-1	$244,380,000	(2)(4)	Senior Sequential	**1.00**	1-25	[6/25/27]	AAA/Aaa
1-A-2	$103,851,000	(2)(4)	Senior Sequential	**3.00**	25-51	[12/25/31]	AAA/Aaa
1-A-3	$88,799,000	(2)(4)	Senior Sequential	**5.81**	51-77	[4/25/35]	AAA/Aaa
2-A-1	$235,744,000	(2)(4)	Super Senior	**2.45**	1-77	[4/25/35]	AAA/Aaa
2-A-2	$58,936,000	(2)(4)	Support Senior	**2.45**	1-77	[4/25/35]	AAA/Aaa
3-A-1	$150,655,000	(2)(4)	Super Senior	**2.45**	1-77	[4/25/35]	AAA/Aaa
3-A-2	$37,664,000	(2)(4)	Support Senior	**2.45**	1-77	[4/25/35]	AAA/Aaa
M-1	$15,000,000	(2)(4)	Mezzanine	**4.52**	39-77	[4/25/35]	AA+/Aa1
M-2	$12,500,000	(2)(4)	Mezzanine	**4.51**	38-77	[4/25/35]	AA+/Aa2
M-3	$10,000,000	(2)(4)	Mezzanine	**4.48**	38-77	[4/25/35]	AA/Aa3
M-4	$10,000,000	(2)(4)	Mezzanine	**4.48**	38-77	[4/25/35]	AA-/A1
M-5	$15.001.000	(2)(4)	Mezzanine	**4.41**	37-77	[4/25/35]	A/A3
B	$12,501,000	(2)(4)	Mezzanine	**3.71**	37-65	[4/25/35]	[BBB]/Baa2

Notes:

(1) The Class 1-A-1, Class 1-A-2, Class 1-A-3 Certificates (collectively, the "Class 1-A Certificates") are backed primarily by the cashflows from the Group 1 Mortgage Loans; the Class 2-A-1 and 2-A-2 Certificates (collectively, the "Class 2-A Certificates") are backed primarily by the cashflows from the Group 2 Mortgage Loans; the Class 3-A-1 and Class 3-A-2 Certificates (collectively, the "Class 3-A Certificates") are backed primarily by the cashflows from the Group 3 Mortgage Loans. The Class 1-A, Class 2-A and Class 3-A Certificates are referred to herein as the "Senior Certificates". Under certain conditions referred to under "Priority of Distributions," cashflows from one loan group may be used to make certain payments to the Senior Certificates related to the other loan group. The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class B Certificates (collectively, the "Mezzanine Certificates") are backed by the cashflows from all of the Mortgage Loans.

(2) The Pass-Through Rate on the Offered Certificates will be subject to a cap equal to the lesser of (i) 11.25% per annum and (ii) the Net WAC Rate (as described below).

(3) The principal balance of each Class of Certificates is subject to a 5% variance.

(4) The margin on the Senior Certificates doubles and the margin on the Mezzanine Certificates is equal to 1.5x the related original margin after the Clean-up Call date.

(4)(5)The Pricing Speed will be 30% CPR.

(5)(6)Rating Agency Contacts: Becky Cao, Standard & Poor's, 212.438.2595; Ido Gonen, Moody's Investor Service, Inc., 212.553.0323.

Formatted: Bullets and Numbering

Trust:	Mortgage Pass-Through Certificates, Series 2004-4.
Depositor:	Impac Secured Assets Corp.
Seller:	Impac Funding Corporation.
Master Servicer:	Impac Funding Corporation.
Sub-Servicer:	On or before February 1, 2005, GMAC Mortgage Corporation will act as sub-servicer with respect to substantially all of the Mortgage Loans deposited into the Trust on the Closing Date.
Underwriter:	Bear, Stearns & Co. Inc. (Co-Manager).
Trustee:	Deutsche Bank National Trust Company.
Securities Administrator:	Wells Fargo Bank, N.A.

Offered Certificates:	The (i) Class 1-A-1, Class 1-A-2 and Class 1-A-3 Certificates (collectively, the "***Class 1-A Certificates***"), (ii) Class 2-A-1 and Class 2-A-2 Certificates (collectively, the "***Class 2-A Certificates***"), (iii) the Class 3-A-1 and 3-A-2 Certificates (collectively, the "***Class 3-A Certificates,***" the together with the Class 1-A and 2-A Certificates, the "***Senior Certificates***"), and (iv) the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class B Certificates (collectively, the "***Mezzanine Certificates***") are collectively referred to herein as the "***Offered Certificates.***"
Non-Offered Certificates:	The "***Non-Offered Certificates***" consist of the Class C, Class P and Class R Certificates. The Offered Certificates and Non-Offered Certificates are collectively referred to herein as the "***Certificates.***"
Federal Tax Status:	It is anticipated that the Offered Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg and the Euroclear System.
Sample Pool Calculation Date:	December 1, 2004.
Cut-off Date:	January 1, 2005. (The trust will be entitled to all payments due on or after January 2, 2005.)
Cut-off Date Balance:	The aggregate scheduled unpaid principal balance of the Mortgage Loans as of the Cut-off Date.
Expected Pricing Date:	December [9], 2004.
Closing Date:	December 31, 2004.
Distribution Date:	The 25th day of each month (or, if not a business day, the next succeeding business day), commencing in February 2005.
Accrued Interest:	The price to be paid by investors for the Offered Certificates will not include accrued interest (i.e., settling flat).
Interest Accrual Period:	The "***Interest Accrual Period***" for each Distribution Date with respect to the Offered Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 day basis). **The interest accrual period on the first Distribution Date is expected to be 56 days.**
ERISA Eligibility:	Subject to certain conditions, the Offered Certificates are expected to be eligible for purchase by certain employee benefit and other plans subject to ERISA and to Section 4975 of the Internal Revenue Code of 1986, as amended.
SMMEA Eligibility:	The Senior Certificates and Class M-1, Class M-2, Class M-3 and Class M-4 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA. The Class M-5 and Class B Certificates will not be SMMEA eligible.

Optional Termination:	The terms of the transaction allow for a clean-up call by the holder of the Class C Certificates (the "***Clean-up Call***") which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the sum of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date Balance. To the extent the Clean-up Call is not exercised by the holder of the Class C Certificates, GMAC Mortgage Corporation will have the right to call the deal once the aggregate principal balance of the Mortgage Loans is less than or equal to 5% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date Balance.
Pricing Prepayment Speed:	The Offered Certificates will be priced based on an assumed collateral prepayment speed of 30% CPR.
Mortgage Loans:	The Trust will include mortgage loans (the "***Mortgage Loans***") having an aggregate principal balance as of the Sample Pool Calculation Date (the "***Sample Pool Calculation Date Balance***") of approximately $1,000,031,484 all of which are adjustable rate mortgage loans secured by first liens on the related mortgaged properties. The Mortgage Loans have the characteristics as of the Sample Pool Calculation Date described in the collateral tables included in these Computational Materials. The Group 2 Mortgage Loans will conform to FHLMC guidelines. The Group 3 Mortgage Loans will conform to FNMA guidelines. The collateral tables included in these Computational Materials as Appendix A represent a sample pool of Mortgage Loans (the "***Sample Pool***") having the characteristics described therein as of the Sample Pool Calculation Date. The final pool of Mortgage Loans to be included in the Trust will be different from the Sample Pool, although the characteristics of such final pool will not materially differ from the characteristics of the Sample Pool as indicated herein.
Pass-Through Rate:	The Pass-Through Rate for each Class of Offered Certificates will be equal to the lesser of (a) one-month LIBOR plus the margin for such Class, (b) the related Net WAC Rate and (c) a fixed rate of 11.25%.
Premium Rate:	Approximately 5.06% of the Mortgage Loans by Sample Pool Calculation Date Balance are covered by lender-paid mortgage insurance policies. The "***Premium Rate***" for any period will equal the premium rate of each insured Mortgage Loan for that period expressed as a weighted average rate for all Mortgage Loans. As of the Sample Pool Calculation Date, the weighted average Premium Rate of the Sample Pool is approximately 0.0542%.
Net Mortgage Rate:	The "***Net Mortgage Rate***" will be a rate equal to the excess of the weighted average of the mortgage rates on the Mortgage Loans minus the sum of (a) a servicing fee rate of 0.375%, (b) a master servicing fee rate of 0.030% and (c) the Premium Rate, expressed as a rate per annum of the aggregate principal balance of the Mortgage Loans (in the case of (c), weighted on the basis of the principal balances of the related Mortgage Loans as of the prior due period).

~~*Adjusted Maximum Mortgage Rate:*~~ ~~The "*Adjusted Maximum Mortgage Rate*" for each Group 2 Mortgage Loan is equal to the gross maximum mortgage rate less, in each case, the related Expense Fee Rate.~~

Net WAC Rate: The "***Net WAC Rate***" is generally equal to the following (subject to certain exceptions described in the Prospectus Supplement):

Class	
1-A	The weighted average Net Mortgage Rate of the Group 1 Mortgage Loans, (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
2-A	The (i) weighted average Net Mortgage Rate of the Group 2 Mortgage Loans less (ii) the Certificate Guaranty Insurance Policy premium rate (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
3-A	The (i) weighted average Net Mortgage Rate of the Group 3 Mortgage Loans less (ii) the Certificate Guaranty Insurance Policy premium rate (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
Mezzanine Certificates	The weighted average of the Net Mortgage Rate of the Group 1, Group 2 and Group 3 Mortgage Loans, in each case, weighted on the basis of the excess of the principal balance of the related Mortgage Loans over the aggregate principal balance of the related Senior Certificates (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Net WAC Rate Shortfall: Any shortfalls in interest payments on a Class of Certificates resulting from any excess of (a) interest accrued on the related Certificates at the lesser of (i) one-month LIBOR plus the related margin and (ii) 11.25%, over (b) interest accrued on the Mortgage Loans at the related Net WAC Rate (any such shortfalls, "***Net WAC Rate Shortfalls***") on each Distribution Date, plus unpaid Net WAC Rate Shortfalls from prior Distribution Dates (to the extent not covered by the related Corridor Contract, as defined below), will be paid in the current month or carried forward for payment on subsequent Distribution Dates, together with interest thereon at the Pass-Through Rate for such Distribution Date, to the extent of amounts available from Excess Cashflow, as described under "***Priority of Payments***" below.

Corridor Contracts: The Trust will include a Corridor Contract for the benefit of the Class 1-A, Class 2-A, Class 3-A and Mezzanine Certificates (the "***Class 1-A Corridor Contract,***" "***Class 2-A Corridor Contract,***" "***Class 3-A Corridor Contract***" and "***Mezzanine Corridor Contract,***" respectively, and, collectively, the ***"Corridor Contracts"***). On the Closing Date, the notional amount of the Class 1-A Corridor Contract, Class 2-A Corridor Contract, Class 3-A Corridor Contract and Mezzanine Corridor Contract, respectively, will equal $437,030,000, $294,680,000, $188,319,000 and $75,002,000, respectively, and will amortize down pursuant to an amortization schedule (as set forth in an appendix hereto). With respect to each Distribution Date, payments received on (a) the Class 1-A Corridor Contract will be available to pay the holders of the Class 1-A Certificates, *pro rata*, first, based on certificate principal balances thereof and second, based on any remaining unpaid Net WAC Rate Shortfalls, (b) the Class 2-A Corridor Contract will be available to pay the holders of the Class 2-A Certificates *pro rata*, first, based on certificate principal balances thereof and second, based on any remaining unpaid Net WAC Rate Shortfalls, (c) the Class 3-A Corridor Contract will be available to pay the holders of the Class 3-A Certificates *pro rata*, first, based on certificate principal balances thereof and second, based on any remaining unpaid Net WAC Rate Shortfalls and (d) the Mezzanine Corridor Contract will be available to pay the holders of the Mezzanine Certificates, *pro rata*, first, based on certificate principal balances thereof and second, based on any remaining unpaid Net WAC Rate Shortfalls. Any amounts received on the Corridor Contracts on a Distribution Date that are not used to pay the Net WAC Rate Shortfalls on the related Certificates will be distributed to the holder of the Class C Certificates and will not be available for payments of Net WAC Rate Shortfalls on the related Certificates thereafter.

Credit Enhancement: The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support for some or all of the Offered Certificates, as the case may be:

1) Subordination
2) Overcollateralization
3) Excess Cashflow

Class of Certificates	S&P/Moody's	Initial Subordination (after required target is reached) (1)	Target Subordination at Stepdown (1)
1-A	AAA/Aaa	8.00%	16.00%
2-A	AAA/Aaa	8.00%	16.00%
3-A	AAA/Aaa	8.00%	16.00%
M-1	AA+/Aa1	6.50%	13.00%
M-2	AA+/Aa2	5.25%	10.50%
M-3	AA/Aa3	4.25%	8.50%
M-4	AA-/A1	3.25%	6.50%
M-5	A/A3	1.75%	3.50%
B	[BBB]/Baa1	0.50%	1.00%

(1) Initial Overcollateralization at closing is zero. Does not include any credit for Excess Interest.

Subordination: The Mezzanine Certificates will be subordinate to, and provide credit support for, the Senior Certificates. The Mezzanine Certificates will rank in priority from highest to lowest in the following order: Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class B Certificates, with each subsequent Class providing credit support for the prior Class or Classes, if any.

The Class 2-A-2 Certificates will be subordinate to, and provide credit support for, the Class 2-A-1 Certificates. Likewise, the Class 3-A-2 Certificates will be subordinate to, and provide credit support for, the Class 3-A-1 Certificates.

Overcollateralization: The required Overcollateralization will be fully funded on the Closing Date and will be equal to 0.50% of the aggregate Cut-off Date Balance of the Mortgage Loans. The required Overcollateralization amount will not stepdown.

Excess Cashflow: "***Excess Cashflow***" for any Distribution Date will be equal to the available funds remaining after interest and principal distributions as described under clauses 1) and 2) of "Certificates Priority of Distributions."

Trigger Event: A ***"Trigger Event"*** will be in effect on a Distribution Date on or after the Stepdown Date if either (or both) a Delinquency Trigger or a Cumulative Loss Trigger is in effect on such Distribution Date.

Delinquency Trigger: With respect to the Certificates, a ***"Delinquency Trigger"*** will occur if the three month rolling average 60+ day delinquency percentage (including bankruptcy, foreclosure, and REO) for the outstanding Mortgage Loans equals or exceeds [44.50]% times the Senior Enhancement Percentage. As used above, the "***Senior Enhancement Percentage***" with respect to any Distribution Date is the percentage equivalent of a fraction, (a) the numerator of which is equal to the excess of (i) the aggregate current principal balance of the Mortgage Loans for the preceding Distribution Date, over (ii) the aggregate certificate principal balance of the most senior class or classes of Certificates as of the preceding master servicer advance date, and (b) the denominator of which is equal to the aggregate current principal balance of the Mortgage Loans for the preceding Distribution Date.

Cumulative Loss Trigger: With respect to the Certificates, a ***"Cumulative Loss Trigger"*** will be in effect if the aggregate amount of Realized Losses on the Mortgage Loans exceeds the applicable percentage of the sum of the Cut-off Date Balance and Pre-Funded Amount, as set forth below:

Period *(month)*	**Percentage**
37 – 48	[1.00]% with respect to January 2008, plus an additional 1/12th of 0.50% for each month thereafter until August 2008
49 – 60	[1.50]% with respect to January 2009, plus an additional 1/12th of 0.50% for each month thereafter until August 2009
61 – 72	[2.00]% with respect to January 2010, plus an additional 1/12th of 0.50% for each month thereafter until August 2010
73 +	[2.50]%

Stepdown Date: The earlier to occur of:

(i) the Distribution Date on which the aggregate principal balance of the Senior Certificates is reduced to zero; and

(ii) the later to occur of:

a. the Distribution Date in January 2008.

b. the first Distribution Date on which the aggregate principal balance of the Senior Certificates is less than or equal to 84.00% of the aggregate principal balance of the Mortgage Loans for such Distribution Date.

Allocation of Losses: With respect to the Mortgage Loans, following the reduction of the Overcollateralization to zero, all allocable Realized Losses will be applied to the Mezzanine Certificates, beginning with the Class B Certificates, then to the Class M-5 Certificates, then to the Class M-4 Certificates, then to the Class M-3 Certificates, then to the Class M-2 Certificates, then to the Class M-1 Certificates and, thereafter, (a) with respect to the Group 1 Mortgage Loans, to the Class 1-A Certificates, *pro rata*, based on their then unpaid principal balance; (b) with respect to the Group 2 Mortgage Loans, to the Class 2-A Certificates, *sequentially*, to the Class 2-A-2 Certificates, then to the Class 2-A-1 Certificates; and (c) with respect to the Group 3 Mortgage Loans, to the Class 3-A Certificates, *sequentially*, to the Class 3-A-2 Certificates, then to the Class 3-A-1 Certificates. Any Realized Losses allocated to the Mezzanine Certificates and Senior Certificates will not bear interest and will be reimbursed as provided below in *"Priority of Payments"*.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans (which are net of any servicing, master servicing, trustee fees, private mortgage insurance premium fees) will be distributed in the following order of priority:

1) Interest funds sequentially, as follows: (i) first, from interest funds related to the Group 1, Group 2 and Group 3 Mortgage Loans, respectively, current and unpaid interest concurrently to (a) concurrently, to the Class 1-A-1, Class 1-A-2 and Class 1-A-3 Certificates, (b) concurrently, to the Class 2-A-1 and Class 2-A-2 Certificates and (c) concurrently, to the Class 3-A-1 and Class 3-A-2 Certificates; (iii) second, from interest funds related to all of the Mortgage Loans, current interest sequentially to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class B Certificates;
2) Principal funds, as follows: (i) to the Senior Certificates, then (ii) sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class B Certificates, each as described more fully under "Principal Paydown" below;
3) Any remaining Excess Cashflow, to the Senior Certificates and/or Mezzanine Certificates (as applicable) to build or maintain Overcollateralization as described under "Overcollateralization" above and "Principal Paydown" below, respectively;
4) Any remaining Excess Cashflow to pay (i) any unpaid interest sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class B Certificates;
5) Any remaining Excess Cashflow to pay realized loss amounts on the Offered Certificates, in respect of unpaid realized loss amounts;

5) 6) Any remaining Excess Cashflow to pay Net WAC Rate Shortfall (after application of amounts received under the related Corridor Contract, as described above); and

6) 7) To the Class C Certificates, any remaining amount.

Formatted: Bullets and Numbering

Proceeds from Excess Cashflow available to cover Net WAC Rate Shortfall (after application of amounts received under the related Corridor Contract) shall generally be distributed to the Offered Certificates on a *pro rata* basis, first, based on the certificate principal balances thereof and second based on any remaining unpaid Net WAC Rate Shortfall.

Principal Paydown:

Prior to the Stepdown Date or if a Trigger Event is in effect on any Distribution Date, 100% of the available principal funds from each Loan Group will be paid to the related Senior Certificates, concurrently, as follows:

(a) from principal funds related to the Group 1 Mortgage Loans to the Class 1-A Certificates, *sequentially*, to the Class 1-A-1, Class 1-A-2 and Class 1-A-3 Certificates;

(b) from principal funds related to the Group 2 Mortgage Loans to the Class 2-A Certificates, *pro rata*, if such Distribution Date is (a) prior to the Stepdown Date and cumulative Realized Losses on the Group 2 Mortgage Loans for such Distribution Date as a percentage of the Cut-off Date Pool Balance of the Group 2 Mortgage Loans are less than [1.0]% or (b) a Trigger Event is not in effect. If such conditions are not satisfied on any Distribution Date, the Class 2-A-1 and Class 2-A-2 Certificates will be allocated principal sequentially, until their respective Certificate principal balances have been reduced to zero; and

(c) from principal funds related to the Group 3 Mortgage Loans to the Class 3-A Certificates, *pro rata*, if such Distribution Date is prior to the Stepdown Date and cumulative Realized Losses on the Group 3 Mortgage Loans for such Distribution Date as a percentage of the Cut-off Date Pool Balance of the Group 3 Mortgage Loans are less than [1.0]% or (b) a Trigger Event is not in effect. If such conditions are not satisfied on any Distribution Date, the Class 3-A-1 and Class 3-A-2 Certificates will be allocated principal sequentially, until their respective Certificate principal balances have been reduced to zero.

provided, however, that if the Senior Certificates have been retired, such amounts will be applied sequentially to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class B Certificates. If, prior to the Stepdown Date or in a period when a Trigger Event is in effect, a Class of Senior Certificates are retired prior to the other Senior Certificates, 100% of the principal collections on the related Mortgage Loans will be paid to the remaining Senior Certificates until they are retired (as described in the Prospectus Supplement).

On any Distribution Date on or after the Stepdown Date, and if a Trigger Event is not in effect on such Distribution Date, all of the Senior and Mezzanine Certificates will be entitled to receive payments of principal in the following order of priority: (i) first, concurrently, to the Senior Certificates, as follows: (a) from principal funds related to the Group 1 Mortgage Loans, sequentially, to the Class 1-A-1, Class 1-A-2 and Class 1-A-3 Certificates; (b) from principal funds related to the Group 2 Mortgage Loans to the Class 2-A Certificates *pro rata* and, if a Trigger Event is in effect, sequentially, to the Class 2-A-1 and Class 2-A-2 Certificates; (c) from principal funds related to the Group 3 Mortgage Loans to the Class 3-A Certificates *pro rata* and, if a Trigger Event is in effect, sequentially, to the Class 3-A-1 and 3-A-2 Certificates, such that the aggregate principal balance of the Senior Certificates will have 16.00% Subordination, (ii) second, to the Class M-1 Certificates such that the Class M-1 Certificates will have 13.00% Subordination, (iii) third, to the Class M-2 Certificates such that the Class M-2 Certificates will have 10.50% Subordination, (iv) fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have 8.50% Subordination, (v) fifth, to the Class M-4 Certificates such that the Class M-4 Certificates will have 6.50% Subordination, (vi) sixth, to the Class M-5 Certificates such that the Class M-5 Certificates will have 3.50% Subordination and (vii) seventh, to the Class B Certificates such that the Class B Certificates will have 1.00% Subordination.

provided, however, that if a Trigger Event is in effect on any Distribution Date, then (a) the Class 2-A-1 and Class 2-A-2 Certificates will be allocated principal sequentially, until their respective Certificate principal balances have been reduced to zero and (b) the Class 3-A-1 and Class 3-A-2 Certificates will be allocated principal sequentially, until their respective Certificate principal balances have been reduced to zero.

Prepayment Sensitivity Tables

Class 1-A-1 (to call / to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
CPR:	0.00%	15.00%	22.50%	30.00%	37.50%	45.00%
Average Life (years)	15.19	2.04	1.35	**1.00**	0.79	0.64
Modified Duration (years)	12.22	1.95	1.30	**0.97**	0.77	0.63
First Principal Payment	2/25/05	2/25/05	2/25/05	**2/25/05**	2/25/05	2/25/05
Last Principal Payment	6/25/27	6/25/09	11/25/07	**2/25/07**	8/25/06	4/25/06
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	269	53	34	**25**	19	15
Illustrative Yield (30/360) at Par	2.56%	2.55%	2.55%	**2.54%**	2.54%	2.53%

Class 1-A-2 (to call / to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
CPR:	0.00%	15.00%	22.50%	30.00%	37.50%	45.00%
Average Life (years)	24.88	6.46	4.25	**3.00**	2.21	1.77
Modified Duration (years)	17.96	5.85	3.96	**2.84**	2.12	1.70
First Principal Payment	6/25/27	6/25/09	11/25/07	**2/25/07**	8/25/06	4/25/06
Last Principal Payment	12/25/31	11/25/13	11/25/10	**4/25/09**	11/25/07	4/25/07
Principal Lockout (months)	268	52	33	**24**	18	14
Principal Window (months)	55	54	37	**27**	16	13
Illustrative Yield (30/360) at Par	2.68%	2.68%	2.68%	**2.68%**	2.67%	2.67%

Class 1-A-3 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
CPR:	0.00%	15.00%	22.50%	30.00%	37.50%	45.00%
Average Life (years)	28.28	11.83	7.93	**5.81**	4.40	3.28
Modified Duration (years)	19.19	9.89	6.99	**5.28**	4.08	3.08
First Principal Payment	12/25/31	11/25/13	11/25/10	**4/25/09**	11/25/07	4/25/07
Last Principal Payment	9/25/33	2/25/18	10/25/13	**6/25/11**	12/25/09	12/25/08
Principal Lockout (months)	322	105	69	**50**	33	26
Principal Window (months)	22	52	36	**27**	26	21
Illustrative Yield (30/360) at Par	2.86%	2.86%	2.85%	**2.85%**	2.85%	2.85%

Class 1-A-3 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
CPR:	0.00%	15.00%	22.50%	30.00%	37.50%	45.00%
Average Life (years)	28.57	13.70	9.35	**6.87**	5.23	3.92
Modified Duration (years)	19.32	11.07	8.02	**6.10**	4.76	3.63
First Principal Payment	12/25/31	11/25/13	11/25/10	**4/25/09**	11/25/07	4/25/07
Last Principal Payment	12/25/34	7/25/30	1/25/24	**4/25/19**	1/25/16	10/25/13
Principal Lockout (months)	322	105	69	**50**	33	26
Principal Window (months)	37	201	159	**121**	99	79
Illustrative Yield (30/360) at Par	2.86%	2.90%	2.91%	**2.91%**	2.91%	2.92%

Prepayment Sensitivity Tables

Class 2-A-1 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
CPR:	0.00%	15.00%	22.50%	30.00%	37.50%	45.00%
Average Life (years)	20.15	5.08	3.37	**2.45**	1.86	1.45
Modified Duration (years)	14.97	4.5	3.1	**2.29**	1.76	1.38
First Principal Payment	2/25/05	2/25/05	2/25/05	**2/25/05**	2/25/05	2/25/05
Last Principal Payment	9/25/33	2/25/18	10/25/13	**6/25/11**	12/25/09	12/25/08
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	344	157	105	**77**	59	47
Illustrative Yield (30/360) at Par	2.71%	2.71%	2.71%	**2.71%**	2.70%	2.70%

Class 2-A-1 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
CPR:	0.00%	15.00%	22.50%	30.00%	37.50%	45.00%
Average Life (years)	20.21	5.46	3.66	**2.67**	2.03	1.58
Modified Duration (years)	15.00	4.75	3.31	**2.46**	1.90	1.50
First Principal Payment	2/25/05	2/25/05	2/25/05	**2/25/05**	2/25/05	2/25/05
Last Principal Payment	12/25/34	7/25/30	1/25/24	**4/25/19**	1/25/16	10/25/13
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	359	306	228	**171**	132	105
Illustrative Yield (30/360) at Par	2.71%	2.73%	2.73%	**2.73%**	2.73%	2.72%

Class 2-A-2 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
CPR:	0.00%	15.00%	22.50%	30.00%	37.50%	45.00%
Average Life (years)	20.15	5.08	3.37	**2.45**	1.86	1.45
Modified Duration (years)	14.91	4.49	3.09	**2.29**	1.76	1.38
First Principal Payment	2/25/05	2/25/05	2/25/05	**2/25/05**	2/25/05	2/25/05
Last Principal Payment	9/25/33	2/25/18	10/25/13	**6/25/11**	12/25/09	12/25/08
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	344	157	105	**77**	59	47
Illustrative Yield (30/360) at Par	2.75%	2.75%	2.75%	**2.75%**	2.74%	2.74%

Class 2-A-2 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
CPR:	0.00%	15.00%	22.50%	30.00%	37.50%	45.00%
Average Life (years)	20.21	5.46	3.66	**2.67**	2.03	1.58
Modified Duration (years)	14.94	4.74	3.31	**2.46**	1.90	1.49
First Principal Payment	2/25/05	2/25/05	2/25/05	**2/25/05**	2/25/05	2/25/05
Last Principal Payment	12/25/34	7/25/30	1/25/24	**4/25/19**	1/25/16	10/25/13
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	359	306	228	**171**	132	105
Illustrative Yield (30/360) at Par	2.75%	2.77%	2.77%	**2.77%**	2.77%	2.77%

Prepayment Sensitivity Tables

Class 3-A-1 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
CPR:	0.00%	15.00%	22.50%	30.00%	37.50%	45.00%
Average Life (years)	20.15	5.08	3.37	**2.45**	1.86	1.45
Modified Duration (years)	14.97	4.50	3.10	**2.29**	1.76	1.38
First Principal Payment	2/25/05	2/25/05	2/25/05	**2/25/05**	2/25/05	2/25/05
Last Principal Payment	9/25/33	2/25/18	10/25/13	**6/25/11**	12/25/09	12/25/08
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	344	157	105	**77**	59	47
Illustrative Yield (30/360) at Par	2.71%	2.71%	2.71%	**2.71%**	2.70%	2.70%

Class 3-A-1 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
CPR:	0.00%	15.00%	22.50%	30.00%	37.50%	45.00%
Average Life (years)	20.21	5.46	3.66	**2.67**	2.03	1.58
Modified Duration (years)	15.00	4.75	3.31	**2.46**	1.90	1.50
First Principal Payment	2/25/05	2/25/05	2/25/05	**2/25/05**	2/25/05	2/25/05
Last Principal Payment	12/25/34	7/25/30	1/25/24	**4/25/19**	1/25/16	10/25/13
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	359	306	228	**171**	132	105
Illustrative Yield (30/360) at Par	2.71%	2.73%	2.73%	**2.73%**	2.73%	2.72%

Class 3-A-2 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
CPR:	0.00%	15.00%	22.50%	30.00%	37.50%	45.00%
Average Life (years)	20.15	5.08	3.37	**2.45**	1.86	1.45
Modified Duration (years)	14.91	4.49	3.09	**2.29**	1.76	1.38
First Principal Payment	2/25/05	2/25/05	2/25/05	**2/25/05**	2/25/05	2/25/05
Last Principal Payment	9/25/33	2/25/18	10/25/13	**6/25/11**	12/25/09	12/25/08
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	344	157	105	**77**	59	47
Illustrative Yield (30/360) at Par	2.75%	2.75%	2.75%	**2.75%**	2.74%	2.74%

Class 3-A-2 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
CPR:	0.00%	15.00%	22.50%	30.00%	37.50%	45.00%
Average Life (years)	20.21	5.46	3.66	**2.67**	2.03	1.58
Modified Duration (years)	14.94	4.74	3.31	**2.46**	1.90	1.49
First Principal Payment	2/25/05	2/25/05	2/25/05	**2/25/05**	2/25/05	2/25/05
Last Principal Payment	12/25/34	7/25/30	1/25/24	**4/25/19**	1/25/16	10/25/13
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	359	306	228	**171**	132	105
Illustrative Yield (30/360) at Par	2.75%	2.77%	2.77%	**2.77%**	2.77%	2.77%

Prepayment Sensitivity Tables

Class M-1 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
CPR:	0.00%	15.00%	22.50%	30.00%	37.50%	45.00%
Average Life (years)	26.31	8.78	5.86	**4.52**	3.95	3.85
Modified Duration (years)	18.03	7.53	5.25	**4.15**	3.67	3.59
First Principal Payment	2/25/27	4/25/09	2/25/08	**4/25/08**	6/25/08	9/25/08
Last Principal Payment	9/25/33	2/25/18	10/25/13	**6/25/11**	12/25/09	12/25/08
Principal Lockout (months)	264	50	36	**38**	40	43
Principal Window (months)	80	107	69	**39**	19	4
Illustrative Yield (30/360) at Par	2.97%	2.97%	2.97%	**2.97%**	2.97%	2.97%

Class M-1 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
CPR:	0.00%	15.00%	22.50%	30.00%	37.50%	45.00%
Average Life (years)	26.42	9.42	6.33	**4.87**	4.22	4.06
Modified Duration (years)	18.08	7.93	5.60	**4.43**	3.90	3.77
First Principal Payment	2/25/27	4/25/09	2/25/08	**4/25/08**	6/25/08	9/25/08
Last Principal Payment	8/25/34	9/25/23	12/25/17	**7/25/14**	5/25/12	11/25/10
Principal Lockout (months)	264	50	36	**38**	40	43
Principal Window (months)	91	174	119	**76**	48	27
Illustrative Yield (30/360) at Par	2.97%	2.98%	2.98%	**2.98%**	2.98%	2.98%

Class M-2 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
CPR:	0.00%	15.00%	22.50%	30.00%	37.50%	45.00%
Average Life (years)	26.31	8.78	5.86	**4.51**	3.89	3.71
Modified Duration (years)	17.98	7.52	5.25	**4.14**	3.62	3.47
First Principal Payment	2/25/27	4/25/09	2/25/08	**3/25/08**	5/25/08	7/25/08
Last Principal Payment	9/25/33	2/25/18	10/25/13	**6/25/11**	12/25/09	12/25/08
Principal Lockout (months)	264	50	36	**37**	39	41
Principal Window (months)	80	107	69	**40**	20	6
Illustrative Yield (30/360) at Par	2.99%	2.99%	2.99%	**2.99%**	2.99%	2.99%

Class M-2 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
CPR:	0.00%	15.00%	22.50%	30.00%	37.50%	45.00%
Average Life (years)	26.42	9.34	6.27	**4.81**	4.13	3.90
Modified Duration (years)	18.03	7.88	5.55	**4.38**	3.82	3.62
First Principal Payment	2/25/27	4/25/09	2/25/08	**3/25/08**	5/25/08	7/25/08
Last Principal Payment	7/25/34	10/25/22	3/25/17	**12/25/13**	12/25/11	7/25/10
Principal Lockout (months)	264	50	36	**37**	39	41
Principal Window (months)	90	163	110	**70**	44	25
Illustrative Yield (30/360) at Par	2.99%	3.00%	3.00%	**3.00%**	3.00%	3.00%

Prepayment Sensitivity Tables

Class M-3 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
CPR:	0.00%	15.00%	22.50%	30.00%	37.50%	45.00%
Average Life (years)	26.31	8.78	5.86	**4.48**	3.85	3.62
Modified Duration (years)	17.88	7.50	5.24	**4.11**	3.58	3.38
First Principal Payment	2/25/27	4/25/09	2/25/08	**3/25/08**	4/25/08	6/25/08
Last Principal Payment	9/25/33	2/25/18	10/25/13	**6/25/11**	12/25/09	12/25/08
Principal Lockout (months)	264	50	36	**37**	38	40
Principal Window (months)	80	107	69	**40**	21	7
Illustrative Yield (30/360) at Par	3.04%	3.04%	3.04%	**3.04%**	3.04%	3.04%

Class M-3 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
CPR:	0.00%	15.00%	22.50%	30.00%	37.50%	45.00%
Average Life (years)	26.40	9.25	6.20	**4.73**	4.05	3.77
Modified Duration (years)	17.92	7.80	5.49	**4.31**	3.74	3.51
First Principal Payment	2/25/27	4/25/09	2/25/08	**3/25/08**	4/25/08	6/25/08
Last Principal Payment	5/25/34	10/25/21	6/25/16	**6/25/13**	6/25/11	2/25/10
Principal Lockout (months)	264	50	36	**37**	38	40
Principal Window (months)	88	151	101	**64**	39	21
Illustrative Yield (30/360) at Par	3.04%	3.05%	3.05%	**3.05%**	3.05%	3.05%

Class M-4 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
CPR:	0.00%	15.00%	22.50%	30.00%	37.50%	45.00%
Average Life (years)	26.31	8.78	5.86	**4.48**	3.83	3.55
Modified Duration (years)	17.18	7.37	5.18	**4.07**	3.53	3.29
First Principal Payment	2/25/27	4/25/09	2/25/08	**3/25/08**	3/25/08	5/25/08
Last Principal Payment	9/25/33	2/25/18	10/25/13	**6/25/11**	12/25/09	12/25/08
Principal Lockout (months)	264	50	36	**37**	37	39
Principal Window (months)	80	107	69	**40**	22	8
Illustrative Yield (30/360) at Par	3.38%	3.38%	3.38%	**3.38%**	3.38%	3.37%

Class M-4 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
CPR:	0.00%	15.00%	22.50%	30.00%	37.50%	45.00%
Average Life (years)	26.38	9.11	6.10	**4.66**	3.96	3.65
Modified Duration (years)	17.21	7.58	5.35	**4.21**	3.64	3.38
First Principal Payment	2/25/27	4/25/09	2/25/08	**3/25/08**	3/25/08	5/25/08
Last Principal Payment	4/25/34	10/25/20	9/25/15	**11/25/12**	1/25/11	10/25/09
Principal Lockout (months)	264	50	36	**37**	37	39
Principal Window (months)	87	139	92	**57**	35	18
Illustrative Yield (30/360) at Par	3.38%	3.39%	3.39%	**3.39%**	3.39%	3.38%

Prepayment Sensitivity Tables

Class M-5 (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
CPR:	0.00%	15.00%	22.50%	30.00%	37.50%	45.00%
Average Life (years)	26.28	8.68	5.79	**4.41**	3.74	3.43
Modified Duration (years)	16.87	7.25	5.10	**4.00**	3.44	3.18
First Principal Payment	2/25/27	4/25/09	2/25/08	**2/25/08**	2/25/08	3/25/08
Last Principal Payment	9/25/33	2/25/18	10/25/13	**6/25/11**	12/25/09	12/25/08
Principal Lockout (months)	264	50	36	**36**	36	37
Principal Window (months)	80	107	69	**41**	23	10
Illustrative Yield (30/360) at Par	3.53%	3.53%	3.53%	**3.53%**	3.53%	3.53%

Class M-5 (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
CPR:	0.00%	15.00%	22.50%	30.00%	37.50%	45.00%
Average Life (years)	26.30	8.74	5.84	**4.44**	3.77	3.45
Modified Duration (years)	16.88	7.29	5.13	**4.02**	3.46	3.19
First Principal Payment	2/25/27	4/25/09	2/25/08	**2/25/08**	2/25/08	3/25/08
Last Principal Payment	1/25/34	6/25/19	10/25/14	**2/25/12**	7/25/10	5/25/09
Principal Lockout (months)	264	50	36	**36**	36	37
Principal Window (months)	84	123	81	**49**	30	15
Illustrative Yield (30/360) at Par	3.53%	3.54%	3.53%	**3.53%**	3.53%	3.53%

Class B (to call)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
CPR:	0.00%	15.00%	22.50%	30.00%	37.50%	45.00%
Average Life (years)	25.37	7.15	4.75	**3.71**	3.29	3.19
Modified Duration (years)	15.27	6.00	4.19	**3.35**	3.01	2.92
First Principal Payment	2/25/27	4/25/09	2/25/08	**2/25/08**	2/25/08	2/25/08
Last Principal Payment	2/25/33	3/25/16	7/25/12	**6/25/10**	3/25/09	4/25/08
Principal Lockout (months)	264	50	36	**36**	36	36
Principal Window (months)	73	84	54	**29**	14	3
Illustrative Yield (30/360) at Par	4.26%	4.25%	4.25%	**4.25%**	4.25%	4.25%

Class B (to maturity)

% of Prepayment Assumption	0%	50%	75%	100%	125%	150%
CPR:	0.00%	15.00%	22.50%	30.00%	37.50%	45.00%
Average Life (years)	25.37	7.15	4.75	**3.71**	3.29	3.19
Modified Duration (years)	15.27	6.00	4.19	**3.35**	3.01	2.92
First Principal Payment	2/25/27	4/25/09	2/25/08	**2/25/08**	2/25/08	2/25/08
Last Principal Payment	2/25/33	3/25/16	7/25/12	**6/25/10**	3/25/09	4/25/08
Principal Lockout (months)	264	50	36	**36**	36	36
Principal Window (months)	73	84	54	**29**	14	3
Illustrative Yield (30/360) at Par	4.26%	4.25%	4.25%	**4.25%**	4.25%	4.25%

Class 1-A Available Rate Schedule (1)

Period	Available Rate (%) (2)	Available Rate (%) (3)	Period	Available Rate (%) (2)	Available Rate (%) (3)
1	NA	NA	40	7.27	10.05
2	5.51	8.06	41	7.04	10.05
3	4.98	8.06	42	7.33	10.05
4	5.15	8.05	43	7.09	10.05
5	4.98	8.06	44	7.18	10.06
6	5.29	8.05	45	7.42	10.05
7	5.12	8.05	46	7.19	10.05
8	5.12	8.06	47	7.43	10.05
9	5.29	8.04	48	7.24	10.04
10	5.12	8.06	49	7.24	11.04
11	5.30	8.04	50	8.11	11.04
12	5.18	8.05	51	7.33	11.04
13	5.18	8.05	52	7.57	11.05
14	5.73	8.06	53	7.33	11.04
15	5.18	8.05	54	7.62	11.05
16	5.35	8.05	55	7.37	11.05
17	5.18	8.05	56	7.43	11.05
18	5.39	8.05	57	7.68	11.05
19	5.22	8.06	58	7.43	11.05
20	5.22	8.05	59	7.68	11.05
21	5.39	8.05	60	7.46	11.05
22	5.22	8.06	61	7.46	12.00
23	5.39	8.05	62	9.07	11.99
24	5.34	8.06	63	8.19	11.99
25	5.34	9.05	64	8.47	12.00
26	5.91	9.05	65	8.19	12.00
27	5.34	9.05	66	8.62	12.00
28	5.52	9.05	67	8.34	12.00
29	5.34	9.05	68	8.44	12.01
30	5.55	9.05	69	8.72	12.01
31	5.37	9.06	70	8.44	12.00
32	6.62	9.05	71	8.72	12.00
33	6.84	9.04	72	8.47	12.00
34	6.65	9.05	73	8.47	12.00
35	6.87	9.05	74	9.45	12.00
36	6.92	9.05	75	8.53	11.99
37	6.92	10.05	76	8.82	12.00
38	7.52	10.05	77	8.54	11.99
39	7.03	10.05			

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Based on the 1-Month, 3-Month, 6-Month and 1-Year LIBOR forward curve and assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Corridor Contract.

(3) Assumes that the 1-Month, 3-Month, 6-Month and 1-Year LIBOR instantaneously increase by 1000 basis points in period 2. Assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Corridor Contract.

Class 2-A Available Rate Schedule (1)

Period	Available Rate (%) (2)	Available Rate (%) (3)	Period	Available Rate (%) (2)	Available Rate (%) (3)
1	NA	NA	40	7.65	10.06
2	5.78	10.00	41	7.40	10.06
3	5.22	10.06	42	7.76	10.05
4	5.39	10.00	43	7.53	10.04
5	5.22	10.06	44	7.53	10.04
6	5.39	10.00	45	7.86	10.05
7	5.31	10.07	46	7.61	10.04
8	5.31	10.07	47	7.86	10.05
9	5.49	10.00	48	7.68	10.06
10	5.31	10.07	49	7.70	11.06
11	5.49	10.00	50	8.52	11.06
12	5.31	10.07	51	7.77	11.05
13	5.34	10.07	52	8.02	11.05
14	5.92	10.00	53	7.77	11.05
15	5.34	10.07	54	8.08	11.06
16	5.52	10.00	55	7.83	11.06
17	5.34	10.07	56	7.83	11.06
18	5.52	10.00	57	8.14	11.05
19	5.37	10.07	58	7.88	11.06
20	5.37	10.07	59	8.14	11.06
21	5.55	10.00	60	7.91	11.05
22	5.37	10.07	61	8.02	11.99
23	5.55	10.00	62	9.37	12.01
24	5.53	10.07	63	8.50	12.00
25	5.55	10.03	64	8.78	12.00
26	6.14	10.00	65	8.50	12.01
27	6.47	10.03	66	8.81	12.00
28	6.69	10.00	67	8.54	12.00
29	6.47	10.03	68	8.56	12.00
30	6.70	10.00	69	8.88	12.00
31	6.50	10.04	70	8.60	12.00
32	6.50	10.04	71	8.88	11.99
33	6.79	10.00	72	8.63	12.00
34	6.57	10.03	73	8.64	12.01
35	6.79	10.00	74	9.59	12.07
36	7.31	10.03	75	8.70	12.00
37	7.33	10.05	76	8.99	12.01
38	7.83	10.05	77	8.70	12.00
39	7.40	10.05			

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Based on the 1-Month, 3-Month, 6-Month and 1-Year LIBOR forward curve and assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Corridor Contract.

(3) Assumes that the 1-Month, 3-Month, 6-Month and 1-Year LIBOR instantaneously increase by 1000 basis points in period 2. Assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Corridor Contract.

Class 3-A Available Rate Schedule (1)

Period	Available Rate (%) (2)	Available Rate (%) (3)	Period	Available Rate (%) (2)	Available Rate (%) (3)
1	NA	NA	40	7.47	10.05
2	5.67	10.02	41	7.33	10.05
3	5.12	10.07	42	7.65	10.05
4	5.29	10.00	43	7.40	10.05
5	5.12	10.07	44	7.40	10.05
6	5.36	10.00	45	7.71	10.05
7	5.19	10.07	46	7.46	10.05
8	5.20	10.07	47	7.74	10.06
9	5.38	10.00	48	7.57	10.05
10	5.20	10.07	49	7.57	11.04
11	5.38	10.00	50	8.38	11.05
12	5.24	10.07	51	7.62	11.05
13	5.24	10.06	52	7.87	11.05
14	5.80	10.00	53	7.64	11.05
15	5.24	10.06	54	7.95	11.05
16	5.42	10.00	55	7.69	11.05
17	5.25	10.06	56	7.69	11.05
18	5.44	10.00	57	7.99	11.05
19	5.27	10.06	58	7.73	11.05
20	5.27	10.06	59	8.00	11.05
21	5.44	10.00	60	7.78	11.06
22	5.27	10.06	61	8.19	12.00
23	5.44	10.00	62	9.26	11.99
24	5.54	10.06	63	8.39	12.00
25	5.54	10.03	64	8.67	12.00
26	6.14	10.02	65	8.40	12.00
27	6.20	10.03	66	8.72	12.00
28	6.41	10.00	67	8.45	12.00
29	6.20	10.03	68	8.46	11.99
30	6.45	10.00	69	8.77	12.00
31	6.24	10.03	70	8.49	11.99
32	6.25	10.03	71	8.79	12.00
33	6.51	10.00	72	8.54	12.00
34	6.30	10.03	73	8.56	12.01
35	6.88	10.00	74	9.48	12.00
36	7.17	10.03	75	8.59	12.00
37	7.17	10.05	76	8.87	12.00
38	7.66	10.05	77	8.60	11.99
39	7.22	10.05			

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Based on the 1-Month, 3-Month, 6-Month and 1-Year LIBOR forward curve and assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Corridor Contract.

(3) Assumes that the 1-Month, 3-Month, 6-Month and 1-Year LIBOR instantaneously increase by 1000 basis points in period 2. Assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Corridor Contract.

Mezzanine Available Rate Schedule (1)

Period	Available Rate (2)	Available Rate (3)	Period	Available Rate (2)	Available Rate (3)
1	NA	NA	40	7.43	10.05
2	5.63	8.06	41	7.21	10.05
3	5.08	8.06	42	7.53	10.05
4	5.25	8.05	43	7.30	10.06
5	5.08	8.06	44	7.34	10.06
6	5.34	8.05	45	7.62	10.05
7	5.20	8.04	46	7.38	10.05
8	5.20	8.05	47	7.63	10.04
9	5.37	8.05	48	7.45	10.06
10	5.20	8.05	49	7.45	11.06
11	5.37	8.04	50	8.29	11.06
12	5.23	8.05	51	7.53	11.05
13	5.24	8.05	52	7.78	11.05
14	5.80	8.06	53	7.53	11.05
15	5.24	8.05	54	7.83	11.05
16	5.42	8.05	55	7.58	11.05
17	5.25	8.06	56	7.61	11.05
18	5.44	8.05	57	7.89	11.05
19	5.28	8.05	58	7.63	11.05
20	5.28	8.05	59	7.89	11.05
21	5.45	8.06	60	7.67	11.05
22	5.28	8.05	61	7.79	11.99
23	5.45	8.06	62	9.20	12.00
24	5.44	8.05	63	8.33	11.99
25	5.45	9.04	64	8.61	12.00
26	6.03	9.06	65	8.33	12.00
27	5.88	9.05	66	8.70	12.00
28	6.07	9.04	67	8.43	12.00
29	5.88	9.05	68	8.48	12.00
30	6.10	9.05	69	8.78	12.00
31	5.91	9.06	70	8.50	12.00
32	6.51	9.04	71	8.79	12.00
33	6.76	9.05	72	8.54	12.01
34	6.55	9.05	73	8.54	12.01
35	6.85	9.05	74	9.50	12.00
36	7.09	9.05	75	8.60	12.00
37	7.10	10.05	76	8.88	12.00
38	7.65	10.05	77	8.60	12.00
39	7.19	10.05			

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Based on the 1-Month, 3-Month, 6-Month and 1-Year LIBOR forward curve and assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Corridor Contract.

(3) Assumes that the 1-Month, 3-Month, 6-Month and 1-Year LIBOR instantaneously increase by 1000 basis points in period 2. Assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Corridor Contract.

Class 1-A Corridor Contract Agreement
Notional Schedule, Strike and Ceiling

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	437,030,000.00	NA	NA	47	100,751,741.75	7.99	9.01
2	423,027,546.97	5.92	8.65	48	97,783,692.98	7.82	8.99
3	409,437,230.81	5.37	8.35	49	94,903,255.17	7.82	9.96
4	396,247,078.61	5.54	8.44	50	92,107,569.91	8.63	9.53
5	383,445,318.60	5.37	8.35	51	89,394,132.14	7.87	9.64
6	371,020,525.05	5.61	8.36	52	86,760,533.74	8.12	9.65
7	358,961,529.74	5.44	8.26	53	84,204,437.69	7.89	9.66
8	347,257,865.66	5.45	8.28	54	81,723,587.27	8.20	9.67
9	335,899,052.57	5.63	8.37	55	79,315,900.31	7.94	9.66
10	324,874,745.60	5.45	8.28	56	76,979,059.98	7.94	9.66
11	314,175,103.33	5.63	8.36	57	74,710,988.59	8.24	9.71
12	303,790,650.69	5.49	8.17	58	72,509,650.59	7.98	9.70
13	293,712,034.91	5.49	8.17	59	70,373,095.12	8.25	9.72
14	283,930,341.58	6.05	8.42	60	68,299,430.23	8.03	9.75
15	274,436,747.76	5.49	8.17	61	66,286,882.74	8.44	11.08
16	265,222,776.43	5.67	8.25	62	64,333,977.61	9.51	10.54
17	256,280,326.89	5.50	8.17	63	62,428,691.03	8.64	10.61
18	247,601,278.91	5.69	8.13	64	60,565,313.59	8.92	10.63
19	239,177,881.71	5.52	8.06	65	58,750,883.08	8.65	10.63
20	231,002,671.91	5.52	8.05	66	56,987,770.13	8.97	10.54
21	223,068,284.89	5.69	8.12	67	55,276,337.51	8.70	10.54
22	215,367,670.21	5.52	8.05	68	53,615,998.84	8.71	10.34
23	207,893,910.84	5.69	8.12	69	52,005,611.42	9.02	10.36
24	200,640,330.63	5.79	8.05	70	50,441,276.91	8.74	10.37
25	193,606,294.56	5.79	9.01	71	48,922,343.37	9.04	10.37
26	186,779,372.25	6.39	9.29	72	47,448,819.61	8.79	10.37
27	180,153,459.26	6.45	9.66	73	46,019,518.07	8.81	10.39
28	173,722,617.60	6.66	9.79	74	44,632,992.12	9.73	10.02
29	167,481,109.93	6.45	9.66	75	43,288,157.68	8.84	10.20
30	161,423,367.51	6.70	9.63	76	41,979,627.54	9.12	10.18
31	155,544,382.73	6.49	9.52	77	40,710,314.19	8.85	10.21
32	149,838,533.99	6.50	8.32				
33	144,300,714.92	6.76	8.39				
34	138,925,950.67	6.55	8.31				
35	133,709,975.83	7.13	8.71				
36	128,649,689.29	7.42	8.73				
37	123,740,866.69	7.42	9.70				
38	123,740,866.69	7.91	9.32				
39	123,740,866.69	7.47	9.33				
40	123,740,866.69	7.72	9.35				
41	120,548,879.27	7.58	9.42				
42	116,997,763.39	7.90	9.39				
43	113,551,662.66	7.65	9.36				
44	110,206,952.12	7.65	8.95				
45	106,960,635.61	7.96	9.00				
46	103,809,821.42	7.71	8.98				

Class 2-A Corridor Contract Agreement
Notional Schedule, Strike and Ceiling

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	294,680,000.00	NA	NA	47	67,934,748.78	7.88	8.10
2	285,238,444.82	5.88	10.40	48	65,933,456.85	7.70	7.98
3	276,074,784.74	5.33	10.02	49	63,991,239.12	7.70	8.95
4	267,180,946.67	5.50	10.11	50	62,106,168.23	8.54	8.80
5	258,548,993.17	5.33	10.02	51	60,276,555.06	7.78	9.02
6	250,171,220.11	5.59	10.20	52	58,500,775.88	8.03	8.99
7	242,040,096.98	5.45	10.05	53	56,777,254.88	7.78	9.02
8	234,148,566.13	5.45	10.05	54	55,104,470.40	8.08	8.84
9	226,489,560.93	5.62	10.13	55	53,481,018.48	7.83	8.89
10	219,056,106.07	5.45	10.05	56	51,905,336.92	7.86	8.92
11	211,841,565.68	5.62	10.13	57	50,376,024.80	8.14	8.89
12	204,839,550.93	5.48	10.08	58	48,891,709.57	7.88	8.94
13	198,043,755.46	5.49	10.00	59	47,451,075.83	8.14	8.90
14	191,448,168.45	6.05	10.35	60	46,052,847.86	7.92	8.97
15	185,046,840.79	5.49	10.00	61	44,695,830.05	8.04	9.91
16	178,834,056.61	5.67	10.08	62	43,379,027.81	9.45	9.82
17	172,804,353.77	5.50	10.01	63	42,094,333.74	8.58	10.00
18	166,952,256.98	5.69	10.10	64	40,837,898.11	8.86	9.98
19	161,272,540.06	5.53	9.95	65	39,614,466.35	8.58	10.01
20	155,760,170.60	5.53	9.95	66	38,425,636.91	8.95	10.07
21	150,410,182.81	5.70	10.02	67	37,271,654.43	8.68	10.07
22	145,217,822.70	5.53	9.95	68	36,152,123.51	8.73	9.97
23	140,178,426.30	5.70	10.02	69	35,066,273.65	9.03	9.96
24	135,287,492.00	5.69	9.87	70	34,011,476.28	8.75	9.99
25	130,544,591.63	5.70	9.76	71	32,987,291.82	9.04	9.96
26	125,941,343.65	6.28	10.07	72	31,993,726.20	8.79	10.03
27	121,473,631.96	6.13	9.08	73	31,029,978.68	8.79	10.01
28	117,137,452.70	6.32	9.10	74	30,095,073.83	9.62	9.62
29	112,928,937.31	6.13	9.08	75	29,188,280.68	8.85	9.91
30	108,844,330.91	6.35	9.04	76	28,305,966.74	9.13	9.87
31	104,880,256.97	6.16	8.94	77	27,450,095.84	8.85	9.91
32	101,032,924.96	6.76	9.54				
33	97,298,891.78	7.01	9.21				
34	93,674,802.97	6.80	9.20				
35	90,157,782.48	7.10	9.30				
36	86,745,739.29	7.34	8.95				
37	83,435,824.99	7.35	8.91				
38	83,435,824.99	7.90	8.97				
39	83,435,824.99	7.44	8.63				
40	83,435,824.99	7.68	8.62				
41	81,283,536.01	7.46	8.66				
42	78,889,094.38	7.78	8.37				
43	76,565,462.22	7.55	8.41				
44	74,310,195.30	7.59	8.45				
45	72,121,273.37	7.87	8.09				
46	69,996,746.62	7.63	8.14				

**Class 3-A Corridor Contract Agreement
Notional Schedule, Strike and Ceiling**

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	188,319,000.00	NA	NA	47	43,414,564.80	8.11	8.56
2	182,285,254.14	6.03	10.70	48	42,135,613.75	7.93	8.48
3	176,429,100.68	5.47	10.26	49	40,894,414.82	7.95	9.46
4	170,745,380.40	5.64	10.35	50	39,689,736.31	8.77	9.36
5	165,229,020.79	5.47	10.26	51	38,520,498.75	8.02	9.54
6	159,875,098.41	5.64	10.28	52	37,385,664.49	8.27	9.52
7	154,678,800.81	5.56	10.28	53	36,284,226.49	8.02	9.42
8	149,635,617.70	5.56	10.26	54	35,215,212.30	8.33	9.32
9	144,741,033.07	5.74	10.36	55	34,177,724.71	8.08	9.35
10	139,990,589.24	5.56	10.26	56	33,170,765.39	8.08	9.35
11	135,380,045.50	5.74	10.36	57	32,193,439.03	8.39	9.38
12	130,905,318.96	5.56	10.19	58	31,244,868.52	8.13	9.40
13	126,562,379.48	5.59	10.22	59	30,324,213.21	8.39	9.38
14	122,347,385.75	6.17	10.62	60	29,430,657.85	8.16	9.44
15	118,256,535.94	5.59	10.22	61	28,563,438.37	8.27	10.02
16	114,286,177.23	5.77	10.29	62	27,721,919.16	9.62	10.16
17	110,432,818.98	5.59	10.20	63	26,900,919.08	8.75	10.32
18	106,692,962.14	5.77	10.22	64	26,097,977.92	9.03	10.31
19	103,063,266.83	5.62	10.16	65	25,316,128.30	8.75	10.32
20	99,540,517.06	5.62	10.16	66	24,556,391.74	9.06	10.34
21	96,121,539.35	5.80	10.25	67	23,818,924.57	8.79	10.22
22	92,803,295.62	5.62	10.16	68	23,103,474.10	8.81	10.17
23	89,582,805.29	5.80	10.25	69	22,409,547.94	9.13	10.19
24	86,457,191.55	5.78	9.87	70	21,735,466.27	8.85	10.21
25	83,426,180.78	5.80	9.86	71	21,080,948.18	9.13	10.19
26	80,484,416.64	6.39	10.20	72	20,445,997.44	8.88	10.25
27	77,629,268.69	6.72	9.98	73	19,830,102.33	8.89	10.12
28	74,858,178.21	6.94	10.06	74	19,232,639.50	9.84	9.88
29	72,168,672.95	6.72	9.98	75	18,653,141.81	8.95	10.11
30	69,558,353.31	6.95	9.86	76	18,089,287.87	9.24	10.08
31	67,025,061.46	6.75	9.82	77	17,542,332.70	8.95	10.11
32	64,566,375.04	6.75	9.80				
33	62,180,093.66	7.04	9.65				
34	59,864,073.64	6.82	9.60				
35	57,616,476.99	7.04	9.27				
36	55,435,967.41	7.56	9.32				
37	53,320,724.61	7.58	9.36				
38	53,320,724.61	8.08	9.40				
39	53,320,724.61	7.65	9.17				
40	53,320,724.61	7.90	9.16				
41	51,945,276.97	7.65	9.03				
42	50,415,078.61	8.01	8.85				
43	48,930,131.94	7.78	8.88				
44	47,488,874.94	7.78	8.88				
45	46,090,016.56	8.11	8.68				
46	44,732,310.74	7.86	8.70				

Mezzanine Corridor Contract Agreement
Notional Schedule, Strike and Ceiling

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	75,002,000.00	NA	NA	47	33,054,668.27	7.49	9.23
2	75,002,000.00	5.76	8.36	48	31,933,639.12	8.36	9.00
3	75,002,000.00	5.23	8.11	49	30,845,590.02	7.58	9.13
4	75,002,000.00	5.40	8.20	50	29,789,555.35	7.82	9.11
5	75,002,000.00	5.23	8.11	51	28,764,597.99	7.58	9.11
6	75,002,000.00	5.54	8.25	52	27,769,813.04	7.87	9.01
7	75,002,000.00	5.37	8.12	53	26,804,365.57	7.62	9.04
8	75,002,000.00	5.37	8.12	54	25,867,326.57	7.68	9.10
9	75,002,000.00	5.54	8.21	55	24,957,862.91	7.93	9.07
10	75,002,000.00	5.37	8.12	56	24,075,158.37	7.68	9.10
11	75,002,000.00	5.55	8.21	57	23,218,430.69	7.93	9.07
12	75,002,000.00	5.43	8.10	58	22,386,921.21	7.71	9.13
13	75,002,000.00	5.43	8.07	59	21,579,918.93	7.71	9.92
14	75,002,000.00	5.98	8.30	60	20,796,832.36	9.32	10.04
15	75,002,000.00	5.43	8.07	61	20,032,840.14	8.44	10.15
16	75,002,000.00	5.60	8.14	62	19,285,652.88	8.72	10.15
17	75,002,000.00	5.43	8.07	63	18,558,092.62	8.44	10.16
18	75,002,000.00	5.64	8.10	64	17,851,109.95	8.87	10.24
19	75,002,000.00	5.47	7.99	65	17,164,850.35	8.59	10.20
20	75,002,000.00	5.47	7.99	66	16,499,078.68	8.69	10.14
21	75,002,000.00	5.64	8.07	67	15,853,336.74	8.97	10.12
22	75,002,000.00	5.47	7.99	68	15,226,061.34	8.69	10.14
23	75,002,000.00	5.64	8.07	69	14,616,991.07	8.97	10.12
24	75,002,000.00	5.59	7.81	70	14,026,129.47	8.72	10.16
25	75,002,000.00	5.59	8.74	71	13,453,000.33	8.72	10.12
26	75,002,000.00	6.16	9.00	72	12,897,023.58	9.70	9.82
27	75,002,000.00	5.59	8.23	73	12,357,764.52	8.78	10.01
28	75,002,000.00	5.77	8.28	74	11,833,062.95	9.07	9.98
29	75,002,000.00	5.59	8.23	75	11,324,086.75	8.79	10.02
30	75,002,000.00	5.80	8.15	76	33,054,668.27	7.49	9.23
31	75,002,000.00	5.62	8.08	77	31,933,639.12	8.36	9.00
32	75,002,000.00	6.87	8.74				
33	75,002,000.00	7.09	8.61				
34	75,002,000.00	6.90	8.58				
35	75,002,000.00	7.12	8.53				
36	75,002,000.00	7.17	8.17				
37	75,002,000.00	7.17	9.12				
38	64,972,078.51	7.77	9.05				
39	55,237,233.15	7.28	8.86				
40	45,788,791.32	7.52	8.85				
41	43,338,190.72	7.29	8.83				
42	41,914,244.87	7.58	8.65				
43	40,532,408.58	7.34	8.66				
44	39,191,228.27	7.43	8.55				
45	37,889,502.54	7.67	8.35				
46	36,626,071.86	7.44	8.38				

Excess Spread (%)

Based on Pricing Speed and Spot v. Forward LIBOR

Period	@ Spot LIBOR	@ Forward LIBOR (7/7/04)	Period	@ Spot LIBOR	@ Forward LIBOR (7/7/04)
1	NA	NA	47	3.35	2.69
2	0.27	0.27	48	3.26	2.56
3	2.76	2.51	49	3.26	2.53
4	2.49	2.12	50	3.54	3.04
5	2.58	2.15	51	3.26	2.54
6	2.48	1.96	52	3.36	2.69
7	2.61	2.06	53	3.27	2.50
8	2.54	1.88	54	3.36	2.70
9	2.53	1.81	55	3.27	2.52
10	2.62	1.86	56	3.28	2.53
11	2.53	1.69	57	3.37	2.71
12	2.61	1.76	58	3.28	2.53
13	2.52	1.62	59	3.38	2.69
14	2.52	1.57	60	3.29	2.54
15	2.78	1.89	61	3.32	2.65
16	2.51	1.46	62	3.72	3.71
17	2.60	1.54	63	3.46	3.19
18	2.50	1.36	64	3.55	3.36
19	2.59	1.46	65	3.47	3.18
20	2.49	1.29	66	3.57	3.44
21	2.49	1.25	67	3.48	3.26
22	2.58	1.34	68	3.49	3.30
23	2.48	1.17	69	3.58	3.49
24	2.57	1.26	70	3.50	3.30
25	2.52	1.25	71	3.59	3.47
26	2.51	1.22	72	3.51	3.32
27	2.79	1.61	73	3.51	3.32
28	2.69	1.59	74	3.78	3.89
29	2.78	1.70	75	3.52	3.36
30	2.68	1.52	76	3.61	3.54
31	2.77	1.66	77	3.53	3.36
32	2.67	1.49			
33	2.97	2.07			
34	3.06	2.22			
35	2.97	2.05			
36	3.11	2.24			
37	3.20	2.54			
38	3.20	2.51			
39	3.42	2.87			
40	3.25	2.58			
41	3.35	2.72			
42	3.26	2.55			
43	3.35	2.75			
44	3.26	2.57			
45	3.26	2.58			
46	3.35	2.74			